Form 10-K405, Exhibit 13
period 1995-04-02
APERTUS TECHNOLOGIES INC
filed 1995-06-23
CIK 351139

[LOGO OF APERTUS TECHNOLOGIES INCORPORATED]


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the fiscal year ended April 2, 1995, the Company pursued its strategy of providing enterprise-strength solutions for helping organizations integrate traditional, large-scale computer systems with networked computing environments. This strategic direction is driven by the proliferation of new, powerful computing applications that are being built by corporations throughout the world to take advantage of the new, distributed, client/server computing technology.

     Apertus markets the following products: Datastar and EXPRESS (network integration products), Enterprise/Access and Enterprise/Integrator (data integration products) and MQView (middleware applications). The Datastar is a high-capacity, channel-attached gateway that provides a wide range of LAN-to-IBM mainframe solutions, while EXPRESS is a suite of communications software products for linking computers running the UNIX operating system with IBM mainframes and AS/400s. Enterprise/Access provides client/server access to mainframe systems, while Enterprise/Integrator is a tool for transforming, cleansing, matching, merging and synchronizing data from databases that are stored on different types of mainframes. MQView (currently in the final stages of development) is the Company's first product in a family of software tools for developing, managing and maintaining enterprise-wide applications built upon IBM's multi-platform messaging and queuing product family, MQSeries.

     With these products and the now unified efforts of Apertus and Systems Strategies, Inc. (SSI), significant progress was made in achieving the Company's strategic business initiatives, which include: expanding its presence in the Fortune 1000 commercial marketplace, increasing the international customer base and generating new telecommunication company accounts. During this next year, the Company anticipates the release of several new products: a higher-capacity Datastar, the next release of the Enterprise/Integrator product and MQView. It will also introduce numerous product enhancements throughout the year. By capitalizing on the momentum generated during the current year and the anticipated new product releases and enhancements in the coming year, the Company is expecting improved revenue and profitability in fiscal 1996.

Fiscal 1995 Compared to Fiscal 1994

     Net revenues from operations in fiscal 1995 increased approximately $28.4 million, 108% over fiscal 1994 revenues. The increase in revenues resulted primarily from the following: a full year of SSI revenues (SSI was acquired in January 1994) versus only a quarter of revenue activity in the prior year, strong revenue growth in its international, commercial and telecommunication marketplaces and increased maintenance revenue due to the expanded installation base of products.

     The cost of revenues as a percentage of revenues decreased to 30% in fiscal 1995 from 43% in fiscal 1994. This decrease resulted principally from a continued shift toward sales of products that contain a larger portion of software and thus result in higher margins.

     Research, development and engineering costs as a percentage of revenues decreased to 20% in fiscal 1995 as compared to 23% in fiscal 1994. This decrease principally reflects the increase in revenue noted above. Selling, general and administrative costs as a percentage of revenues decreased to 34% in fiscal 1995 from 37% in fiscal 1994. This change also reflects the increased revenues noted above.

     Interest income remained relatively static as rising interest rates have offset a lower average cash and marketable securities balance. The lower cash and marketable securities balance principally resulted from a $10 million payment made to NYNEX in December 1993 related to the acquisition of SSI as well as to a $2 million settlement of notes payable with NYNEX in the fourth quarter of fiscal 1995.

Fiscal 1994 Compared to Fiscal 1993

     Net revenues from continuing operations in fiscal 1994 decreased approximately $1.5 million (5%) over fiscal 1993 revenues. This decrease in revenues is principally the result of a decline in the sales of the Company's older peripheral products, which resulted in an approximate $6 million reduction in revenue between fiscal 1993 and fiscal 1994.

     Offsetting this decline were increases in the sales of the Company's gateway products, continued revenue growth in the data integration products resulting from further sales growth within various telecommunication companies, as well as in other independent telephone companies, and the introduction of revenues associated with the acquisition of SSI.

     The cost of revenues as a percentage of revenues decreased to 43% in fiscal 1994 from 50% in fiscal 1993. This decrease continues the trend noted in the prior year as product sales continue to shift toward sales of products that contain a larger portion of software and thus result in higher margins.

     Research, development and engineering costs as a percentage of revenues increased to 23% in fiscal 1994 as compared to 17% in fiscal 1993. This increase reflects the Company's ongoing commitment to new product generation, as well as to the decrease in revenue noted above. Selling, general and administrative costs as a percentage of revenues increased to 37% in fiscal 1994 from 28% in fiscal 1993. This change reflects the added costs associated with the expansion into the commercial and international marketplaces, as well as the decreased sales noted above.

     During fiscal 1994, the Company recorded other charges of approximately $9 million. These charges relate principally to the sale of the Company's former headquarters and the acquisition of SSI. The company does not anticipate any negative impact on future operations or liquidity as a result of these charges.

     No interest expense was incurred in fiscal 1994 as a result of the elimination of debt related to the non-recourse financing of installment receivables in fiscal 1993. Interest income was lower due to a $10 million payment made to NYNEX in December 1993 related to the acquisition of SSI, as well as to lower interest rates earned on securities invested in general.

Impact of Inflation

     The Company has not experienced any significant impact from inflation.

Liquidity and Capital Resources

     The Company had working capital of $24 million and $16.3 million on April 2, 1995 and April 3, 1994, respectively. This increase was primarily due to the net income earned in the current year. Cash, cash equivalents and marketable securities were approximately $20.3 million and $9.2 million on April 2, 1995 and April 3, 1994, respectively. This increase was also due primarily to the net income earned in the current year.

     The Company currently anticipates making capital expenditures of approximately $2 million during fiscal 1996. This amount includes the purchase of research and development equipment, data processing equipment and software. The Company believes that cash on hand will be adequate to meet its anticipated cash needs for working capital and capital expenditures for 1996.

     The Company does not have any post-retirement benefits and is not liable for any payments to retirees.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                               For the Fiscal Years Ended
                                          ------------------------------------
                                           April 2      April 3      March 28
                                             1995         1994         1993
- ------------------------------------------------------------------------------
REVENUES
  Sales.................................     $45,713      $20,719      $22,611
  Rentals and services..................       8,913        5,487        5,107
                                             -------      -------      -------
    Total...............................      54,626       26,206       27,718
                                             -------      -------      -------
COSTS AND EXPENSES
  Cost of sales.........................      12,794        7,424       10,363
  Cost of rentals and services..........       3,474        3,729        3,509
  Research, development and engineering.      10,674        5,986        4,747
  Selling, general and administrative...      18,407        9,801        7,852
  Other charges.........................           -        9,029            -
                                             -------      -------      -------
    Total...............................      45,349       35,969       26,471
                                             -------      -------      -------
Income (Loss) from Operations...........       9,277       (9,763)       1,247
                                             -------      -------      -------
OTHER INCOME (EXPENSE)
  Interest expense......................           -            -          (10)
  Investment income.....................         712          747        1,248
                                             -------      -------      -------
    Total...............................         712          747        1,238
                                             -------      -------      -------
Income (Loss) From Operations
 Before Income Taxes....................       9,989       (9,016)       2,485
Income Tax Expense......................        (150)           -            -
                                             -------      -------      -------
Net Income (Loss).......................     $ 9,839      $(9,016)     $ 2,485
                                             =======      =======      =======
Income (Loss) per Common and
 Common Equivalent Share................     $   .69      $  (.70)     $   .19
                                             =======      =======      =======
Weighted Average Number of Common
 and Common Equivalent Shares
 Outstanding............................  14,266,000   12,884,000   12,999,072
                                          ==========   ==========   ==========

See Accompanying Notes to Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                           For the Years Ended
                                                           -------------------
                                                           April 2    April 3
                                                             1995       1994
- ------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents..............................  $ 13,140   $  2,040
  Cash in escrow - current portion.......................       106        106
  Marketable securities..................................     6,310      6,213
  Accounts receivable, less allowance
   for doubtful accounts of $865 in 1995
   and $931 in 1994......................................    14,067     12,159
  Inventories............................................     3,126      3,092
  Installment receivables - current portion..............       150        881
  Other..................................................       453        529
                                                           --------   --------
    Total current assets.................................    37,352     25,020
Property and Equipment
  Property and equipment.................................    12,606     10,821
  Less accumulated depreciation..........................     8,897      7,798
                                                           --------   --------
    Net property and equipment...........................     3,709      3,023
Other Assets
  Cash in escrow - net of current portion................       757        849
  Note receivable........................................     8,700      8,700
  Capitalized software...................................     3,917      4,894
  Installment receivables - net of current portion.......        49        196
  Other..................................................       842        881
                                                           --------   --------
    Total other assets...................................    14,265     15,520

    Total................................................  $ 55,326   $ 43,563
                                                           ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable.......................................  $  2,932   $  3,300
  Accrued expenses.......................................     6,437      4,086
  Deferred revenue.......................................     3,863      1,216
  Current portion of long-term debt......................       151        138
                                                           --------   --------
    Total current liabilities............................    13,383      8,740

Long-term Debt - net of current portion..................     8,976      9,142
Notes Payable............................................         -      3,740

Shareholders' Equity
  Common stock - authorized 30,000,000
   shares at $.05 par value, shares outstanding of
   13,526,800 in 1995 and 12,941,875 in 1994.............       676        647
  Additional paid-in capital.............................    53,231     52,047
  Accumulated deficit....................................   (20,747)   (30,586)
  Unearned compensation..................................      (193)      (167)
                                                           --------   --------
    Total shareholders' equity...........................    32,967     21,941
                                                           --------   --------
    Total................................................  $ 55,326   $ 43,563
                                                           ========   ========

See accompanying Notes to Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                          For the Fiscal Years Ended
                                                        ------------------------------
                                                        April 2    April 3    March 28
                                                         1995       1994        1993
- --------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss).....................................  $ 9,839    $(9,016)   $ 2,485
Adjustments to reconcile net income (loss) to net
 cash from (used in) operating activities net of the
 effects from the purchase of the company:
  Depreciation and amortization.......................    4,187        934        291
  Non-current portion of other charges................        -      7,829          -
  Net assets/provision for discontinued operations....        -        208       (193)
  Accounts receivable.................................   (3,132)      (559)      (192)
  Installment receivables.............................      878         76        416
  Inventories.........................................      (34)       116      1,591
  Other assets........................................      218         (7)      (123)
  Accounts payable, accrued expenses
   and deferred income................................    4,504       (920)    (1,325)
                                                        -------    -------    -------
  Net cash flows from (used in) operating activities..   16,460     (1,339)     2,950

INVESTING ACTIVITIES
  Purchase of company (net of cash acquired)..........        -     (9,549)         -
  Purchases of marketable securities..................   (1,228)         -          -
  Sales and maturities of marketable securities.......    1,131          -          -
  Net sales (purchases) of marketable securities......        -     14,775     (2,608)
  Purchases of property and equipment.................   (1,785)      (557)      (444)
  Capitalized software................................   (2,484)    (1,387)         -
  Reduction in carrying value of property
   held for sale......................................        -        638        398
  Change in cash held in escrow.......................       92       (955)         -
                                                        -------    -------    -------
  Net cash flows from (used in) investing activities..   (4,274)     2,965     (2,654)

FINANCING ACTIVITIES
  Debt transactions:
    Repayments........................................   (2,213)      (115)      (522)
  Capital transactions:
    Stock options exercised...........................    1,213        393        316
    Net change in restricted stock....................      (86)         -          8
                                                        -------    -------    -------
  Net cash flows from (used in) financing
   activities.........................................   (1,086)       278       (198)
                                                        -------    -------    -------
Net increase in cash and cash equivalents.............   11,100      1,904         98
Beginning cash and cash equivalents...................    2,040        136         38
                                                        -------    -------    -------
Ending cash and cash equivalents......................  $13,140    $ 2,040    $   136
                                                        =======    =======    =======

Supplemental disclosures of cash flow information:
  Cash paid for interest..............................  $   828    $   840    $   852
  Cash paid (received) for income taxes...............        0        (39)      (180)

See Accompanying Notes to Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                                Common Stock
                                             -------------------   Additional
                                             Number of              Paid-in     Accumulated     Unearned
                                              Shares      Amount    Capital       Deficit     Compensation
- ----------------------------------------------------------------------------------------------------------
1993
  Balance, March 29, 1992..................  12,520,041    $626     $51,237      $(24,055)       $(121)
  Options exercised........................     158,359       8         308             -            -
  Net change in restricted stock...........      (2,500)      -           8             -            -
  Compensation earned......................           -       -           -             -           31
  Net income...............................           -       -           -         2,485            -
                                             ----------    ----     -------      --------        -----
  Balance, March 28, 1993..................  12,675,900     634      51,553       (21,570)         (90)
                                             ----------    ----     -------      --------        -----

1994
  Options exercised........................     229,475      11         382             -            -
  Net change in restricted stock...........      36,500       2         112             -         (114)
  Compensation earned......................           -       -           -             -           37
  Net loss.................................           -       -           -        (9,016)           -
                                             ----------    ----     -------      --------        -----
  Balance, April 3, 1994...................  12,941,875     647      52,047       (30,586)        (167)
                                             ----------    ----     -------      --------        -----

1995
  Options exercised........................     577,425      29       1,098             -            -
  Net change in restricted stock...........       7,500       -          86             -          (86)
  Compensation earned......................           -       -           -             -           60
  Net income...............................           -       -           -         9,839            -
                                             ----------    ----     -------      --------        -----
  Balance, April 2, 1995...................  13,526,800    $676     $53,231      $(20,747)       $(193)
                                             ==========    ====     =======      ========        =====

See Accompanying Notes to Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 2, 1995
(Dollars in thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

     The consolidated financial statements include the accounts of Apertus Technologies Incorporated and its wholly owned subsidiary Systems Strategies, Inc. (together "the Company"). All inter-company accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The Company's fiscal year ends on the Sunday nearest March 31. Fiscal 1995 was a 52-week year. Fiscal 1994 and 1993 were 53- and 52-week years, respectively.

Revenue Recognition

     Sales include direct sales to distributors and customers, sales-type lease contracts and commitment contracts. Sales are generally recorded when the product is shipped, except that sales-type lease contracts are recorded as sales when the products are accepted by the customer. Under commitment contracts, the revenue attributable to the current fiscal year is recognized when the product is shipped to the distributor. Any related costs are accrued at this time.

     Equipment under all other lease contracts is accounted for under the operating method, and rental income is recognized during the period the equipment is on lease. Service revenues are recognized over the period covered by the service contract.

Cash Equivalents

     Securities which are readily convertible to cash with original maturities of three months or less when purchased are considered cash equivalents.

Marketable Securities

     As of April 4, 1994 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary are included in investment income along with interest and dividends.

Capitalized Software

     The Company, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86, capitalizes software development costs by project. These capitalized costs are amortized on a straight line basis over a period of three to five years or the expected life of the product, whichever is less. Research and development costs are charged to expense as incurred.

Major Customers

     Sales to the following customers have accounted for a significant percentage of sales for the three year period ended April 2, 1995. The following table outlines these percentages:

Fiscal Years Ended    Ameritech   Bell Atlantic   GTE
- -------------------------------------------------------
April 2, 1995             9%            3%        26%
April 3, 1994            10%            5%        15%
March 28, 1993           28%           12%         4%

Inventories

     Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories are as follows:

                               Years Ended
- -------------------------------------------------
                            1995          1994
- -------------------------------------------------
Raw material               $  499        $  479
Work-in-process             1,161         1,060
Finished goods              1,466         1,553
- -------------------------------------------------
   Total                   $3,126        $3,092
- -------------------------------------------------

Property and Equipment

     Property and equipment is recorded at cost and depreciated on a straight-line basis. Property and equipment consists of the following:

                               Years Ended
- ---------------------------------------------------------------------
                                                      Depreciable
                            1995          1994       Lives in Years
- ---------------------------------------------------------------------
Machinery and equipment   $ 9,208       $ 7,554           3-6
Furniture and fixtures      3,287         3,156           4-10
Tooling                       111           111           4-5
- ---------------------------------------------------------------------
Property and equipment    $12,606       $10,821
- ---------------------------------------------------------------------

Income (Loss) per Common and Common Equivalent Share

     Income (loss) per common and common equivalent share is based on the weighted average number of common shares outstanding plus common share equivalents resulting from dilutive stock options. Primary and fully diluted income per share are approximately the same.

Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis.

Reclassification

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2.  CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash, cash equivalents and marketable securities at April 2, 1995 consist of the following:

                     Cash and
                       Cash       Short   Long
Type                Equivalents   Term    Term     Total
- -----------------------------------------------------------
Bonds                 $     -    $4,816   $      $ 4,816
Commercial paper        7,196     1,494      -     8,690
Cash in escrow              -       106    757       863
Other                   5,944         -      -     5,944
- -----------------------------------------------------------
   Total              $13,140    $6,416   $757   $20,313
- -----------------------------------------------------------

     All marketable securities mature in fiscal 1996 except for the cash held in escrow which will be relieved in fiscal 1997. At April 2, 1995, the cost of marketable securities approximated market value.

3. PURCHASE OF SYSTEMS STRATEGIES, INC.

     Effective the close of business on December 31, 1993, the Company acquired the stock of Systems Strategies, Inc. (SSI), a wholly owned subsidiary of AGS Computers, Inc., a NYNEX Company. The total purchase price was $14 million which included a $10 million payment on December 31, 1993 and promises to pay to NYNEX the principal sum of $1 million, without interest, on June 30, 1995 and the principal sum of $3 million, without interest, on June 30, 1996. The present value of the payments due June 30, 1995 and 1996 of $3,740 were included on the balance sheet as "Notes Payable" at April 3, 1994.

     The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of SSI have been included in the consolidated operating results since the date of acquisition.

     A portion of the purchase price amounting to approximately $5.5 million was allocated to purchased research and development. This was charged against earnings in the third quarter of fiscal 1994 and was included in "Other charges."

     The following table shows the pro forma consolidated results of operations as if SSI had been acquired as of the beginning of the periods presented:

                                  Unaudited
- ------------------------------------------------
                              Fiscal     Fiscal
                               1994       1993
- ------------------------------------------------
Revenues                     $37,445    $42,064
Net income (loss)            $(5,591)   $ 3,754
Net income (loss) per share  $  (.43)   $   .29

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operation.

     During fiscal 1995 Apertus and NYNEX reached a settlement whereby the purchase price of SSI was reduced by $1,680. In return, the Company released NYNEX of any liability connected with the collection of outstanding receivables guaranteed by NYNEX under the original contract. This settlement, along with a cash payment of $2,060 made in the fourth quarter, relieved the Company of any future obligations to NYNEX.

4.  SALE OF FORMER HEADQUARTERS

     On October 26, 1993, the Company sold its former headquarters property, consisting of land and a building, to Best Buy Co., Inc., a Minnesota corporation, for $8,700. Payment for the building is evidenced by a note receivable due on June 12, 1996 for the same amount. Additionally, the sales agreement required that Best Buy make interest payments of $287 on January 31, 1994 and $430 on the business day immediately preceding each of August 1, 1994, February 1, 1995 and August 1, 1995. On June 12, 1996 the note receivable and $745 in additional accrued interest will be due and payable.

     The property is subject to a mortgage securing a loan to the Company from The Prudential Insurance Company of America ("Prudential.") The Company and Prudential have contracted with First Trust National Association ("First Trust") whereby First Trust will receive all amounts due from Best Buy under the sales agreement and make the required payments to Prudential under the Company's current loan obligation. The Company had deposited the sum of $999 with First Trust to be held in escrow and used to cover the difference between the payments due from Best Buy and the payments due to Prudential. The cash held in escrow at First Trust on April 2, 1995 is approximately $863, of which $106 is classified as current.

     The current 9% mortgage loan with Prudential will mature as follows: $200 in fiscal 1996 and $8,900 due on maturity in fiscal 1997. The sale of the former headquarters resulted in a one time charge of $2,250 to operations in fiscal 1994. This amount was included in "Other charges."

5.  CAPITALIZED SOFTWARE

Capitalized software costs are as follows:

                                                    Fiscal Years Ended
- ------------------------------------------------------------------------
                                                       1995      1994
- ------------------------------------------------------------------------
Capitalized software costs-beginning of year         $ 4,894    $    0
Capitalized software acquired through
   the acquisition of SSI                                  0     3,833
Software capitalized                                   2,484     1,387
Less amortization expense                             (3,461)     (326)
- ------------------------------------------------------------------------
   Capitalized software - end of year                $ 3,917    $4,894
- ------------------------------------------------------------------------

6. INSTALLMENT RECEIVABLES

Installment receivables are as follows:

                                                         Years Ended
- ------------------------------------------------------------------------
                                                        1995     1994
- ------------------------------------------------------------------------
Payments to be received
under sales-type leases                                $ 211    $1,125
Less:
   Unearned income                                       (12)      (48)
   Current portion                                      (150)     (881)
- ------------------------------------------------------------------------
     Total                                             $  49    $  196
- ------------------------------------------------------------------------

7. INCOME TAXES

     As of April 2, 1995, the Company has operating loss carryforwards of approximately $47,000 available to offset taxable income. These operating loss carryforwards expire at various times through the year 2009. The provision for federal and state income tax expense consisted of:

                                                     Years Ended
- ------------------------------------------------------------------------
                                              1995      1994       1993
- ------------------------------------------------------------------------
Current
   Federal                                   $  -        $ -       $ -
   State                                       32          -         -
   Alternative Minimum Tax                    118          -         -
- ------------------------------------------------------------------------
     Total                                   $150        $ -       $ -
- ------------------------------------------------------------------------

The effective income tax expense differed from the federal statutory rates as follows:

                                                Fiscal Years Ended
- ------------------------------------------------------------------------
                                              1995       1994      1993
- ------------------------------------------------------------------------
Taxes at statutory rate                        34%       (34%)      34%
State income taxes                              1%         -         -
Alternative Minimum Tax                         1%         -         -
Impact of net operating
   loss carryforward                          (34%)       34%       34%)
- ------------------------------------------------------------------------
Effective tax rate                              2%         -         -
- ------------------------------------------------------------------------

The components of deferred tax assets and liabilities were as follows:

                                             Fiscal Years Ended
- -----------------------------------------------------------------
                                              1995           1994
- ------------------------------------------------------------------
Deferred tax assets
  Net operating loss carryforwards        $ 18,740       $ 21,294
  Research and development credit            1,081          1,081
  Purchased research and development         2,233          2,233
  Inventory reserve                            731            751
  Allowance for doubtful accounts              346            373
  AMT credit carryforward                      127             --
  Other                                      1,621          1,846
                                          --------       --------
Total deferred tax assets                 $ 24,879       $ 27,578

Deferred tax liabilities
  Capitalized software                    $ (1,567)      $ (1,958)
  Depreciation and amortization             (1,161)        (1,246)
                                          --------       --------
Total deferred tax liabilities            $ (2,728)      $ (3,204)

                                          --------       --------
Net deferred tax assets                   $ 22,151       $ 24,374
Valuation allowance                        (22,151)       (24,374)
                                          --------       --------
Total net deferred tax assets             $      0       $      0
                                          ========       ========


 8.  STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK

     Under the Company's stock option plans, certain officers, directors and employees may be granted options to purchase the Company's common stock at prices equal to the fair market value of the stock at the date of the grant. Following is a summary of stock options under these plans:

                                       Fiscal Years Ended
- --------------------------------------------------------------
                                  1995        1994        1993
- --------------------------------------------------------------
Granted
  Number of shares              75,000     891,250     255,000
  Price per share               $3-$12       $2-$3       $1-$2
- --------------------------------------------------------------
Exercised and cancelled
  Number of shares             602,275     372,300     391,700
  Price per share                $1-$5       $1-$6       $1-$3
- --------------------------------------------------------------
Outstanding at year end
  Number of shares           1,451,400   1,978,675   1,459,725
  Price per share               $1-$12       $1-$3       $1-$6
- --------------------------------------------------------------

     At April 2, 1995, options to purchase approximately 623,000 shares of common stock at exercise prices ranging from $1 to $12 were exercisable and 1,253,000 shares are reserved for future issuance. During fiscal 1995, an amendment was proposed which would allow for an additional 1,200,000 shares to be reserved for future issuance. This amendment was approved by the shareholders and the 1,200,000 shares are included in the above reserved for future issuance figure. Subsequent to the approval of the additional shares to the plan, approximately 650,000 additional shares which were to be granted contingent upon approval were issued. These shares have been included in the fiscal 1994 granted amount.

     The Company has entered into restricted stock agreements with various employees. The agreements call for issuance of the Company's common stock to these employees and provides for vesting over a 5-year employment period. As of April 2, 1995, 242,000 shares have been granted and 58,000 shares are reserved for future issuance. The value of the stock at the time of grant is deferred and is amortized over the term of the agreements.

 9.  OTHER CHARGES

     In the third quarter of fiscal 1994, the Company recorded non-recurring charges of $9,029. These charges related primarily to the purchase of SSI (see note 3) and the sale of the former headquarters (see note 4).

10.  COMMITMENTS AND CONTINGENCIES

     The Company has various operating lease agreements which expire through the year 2014 for its facilities principally located in Minnesota, New York and the United Kingdom. The Company is responsible for real estate taxes, maintenance and utilities.

     Future minimum lease payments as of April 2, 1995 are $1,600 in 1996, $950 in 1997, $500 in 1998, $500 in 1999 and $2,450 for the years 2000 through 2014.
Rental expense for property and equipment under operating leases for fiscal 1995, 1994, and 1993 was $1,800, $1,000 and $900, respectively.

     The Company is involved in various claims and proceedings which, in the opinion of management, based upon opinions of counsel, do not involve amounts material to the financial position of the Company.

11.  EMPLOYEE BENEFIT PLANS

     Since 1984, Apertus Technologies Incorporated has maintained a 401(k) Savings and Investment Plan for its eligible employees.

     Employees are eligible to enroll quarterly provided they are in the employ of Apertus for a minimum of six months continuous service and are scheduled to work at least 1,000 hours in their first year.

     Employees' contributions can range from 1% to 15% of their compensation. Apertus currently matches 25% of the first 4% of employee contributions. Company contributions were $121 toward 401(k) employer contributions in fiscal 1995.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Apertus Technologies Incorporated

     We have audited the accompanying consolidated balance sheets of Apertus Technologies Incorporated as of April 2, 1995 and April 3, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Apertus Technologies Incorporated for the year ended March 28, 1993 were audited by other auditors whose report dated May 11, 1993 expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apertus Technologies Incorporated at April 2, 1995 and April 3, 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                         /s/ Ernst & Young LLP

Minneapolis, MN
May 5, 1995

COMPANY REPORT ON FINANCIAL
STATEMENTS

To the Shareholders of Apertus Technologies Incorporated:

     The management of Apertus Technologies Incorporated has prepared and is responsible for all information and representations contained in the financial statements and other sections of this Annual Report. The Company's financial statements have been prepared in conformity with generally accepted accounting principles.

     Apertus maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with the proper authorization, that all such transactions are properly recorded and summarized to produce reliable financial records and reports, that assets are safeguarded, and that the accountability for assets is maintained. The Company maintains high standards when selecting, training, and developing personnel, to insure that management's objectives of maintaining strong, effective internal controls and unbiased, uniform reporting standards are attained.

     Ernst & Young LLP, independent auditors, have audited the Company's financial statements in accordance with generally accepted auditing standards and their report is included herein.

     The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees, meets regularly and on special occasions, as needed, with corporate financial management and the independent auditors to review their activities. The independent auditors have access to the Audit Committee without management being present to discuss the results of their audit work, the adequacy of internal financial controls, and the quality of financial reporting.

May 5, 1995



SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
                                                                     Fiscal Years Ended
- --------------------------------------------------------------------------------------------------------
                                                      1995       1994       1993      1992       1991
- --------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
 Revenues                                            $54,626   $26,206    $27,718   $22,763     $26,263
- --------------------------------------------------------------------------------------------------------
 Income (loss) from continuing operations              9,839    (9,016)     2,485      (375)      2,694
- --------------------------------------------------------------------------------------------------------
 Net income (loss)                                     9,839    (9,016)     2,485    (2,361)      1,547
- --------------------------------------------------------------------------------------------------------
 Income (loss) per share:
 Income (loss) from continuing operations                .69      (.70)       .19      (.03)        .21
- --------------------------------------------------------------------------------------------------------
 Net income (loss)                                       .69      (.70)       .19      (.19)        .12
- --------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
 Working capital                                      23,969    16,280     26,283    23,304      24,041
- --------------------------------------------------------------------------------------------------------
 Total assets                                         55,326    43,563     43,868    42,875      47,304
- --------------------------------------------------------------------------------------------------------
 Long-term debt / notes payable                        8,976    12,882      9,270     9,359       9,509
- --------------------------------------------------------------------------------------------------------
 Shareholders' equity                                 32,967    21,941     30,527    27,687      29,938
- --------------------------------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA
For the Year Ended April 2, 1995
(Dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------------------------------
                                                      FIRST    SECOND      THIRD    FOURTH     FISCAL
(Unaudited)                                          QUARTER   QUARTER    QUARTER   QUARTER   YEAR 1995
- --------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
 Revenues                                            $13,027   $13,894    $13,709   $13,996     $54,626
- --------------------------------------------------------------------------------------------------------
 Net income                                            2,317     2,152      2,613     2,757       9,839
- --------------------------------------------------------------------------------------------------------
 Net income per share                                    .17       .15        .18       .19         .69
- --------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
 Working capital                                      18,762    20,926     23,451    23,969      23,969
- --------------------------------------------------------------------------------------------------------
 Total assets                                         50,770    52,520     55,911    55,326      55,326
- --------------------------------------------------------------------------------------------------------
 Long-term debt / notes payable                       12,848    11,214     11,180     8,976       8,976
- --------------------------------------------------------------------------------------------------------
 Shareholders' equity                                 24,271    26,793     29,783    32,967      32,967
- --------------------------------------------------------------------------------------------------------

DIVIDEND POLICY AND PRICE RANGE OF
COMMON STOCK (UNAUDITED)

     The Company has not declared any cash dividends on its common stock, and the Board of Directors intends to retain all earnings for use in its business for the foreseeable future. At April 2, 1995, the Company had 1,349 shareholders of record.

     The Company's common stock is traded on NASDAQ under the symbol APTS. The following table sets forth the high and low, end-of-the-day sale prices for the common stock reported on NASDAQ for the period indicated.

                           High           Low
- -------------------------------------------------
Fiscal 1995
  First Quarter            4-1/8        2-13/16
  Second Quarter           8-7/8              4
  Third Quarter           12-3/8          7-3/4
  Fourth Quarter          13-3/4          8-7/8
- -------------------------------------------------
Fiscal 1994
  First Quarter           3-5/16         3-1/16
  Second Quarter           2-7/8          2-7/8
  Third Quarter            3-7/8          3-1/4
  Fourth Quarter           3-1/8          2-7/8

Board of Directors

Robert D. Gordon
Chairman of the Board,
Chief Executive Officer,
President
Apertus Technologies
  Incorporated

Nicholas J. Covatta
Chairman
Atlantis Group, Inc.

Robert W. Fischer
President
Robert W. Fischer & Co., Inc.

Arch J. McGill
President
Chardonnay, Inc.

Clarence W. Spangle
Independent Consultant


Corporate Officers

Robert D. Gordon
Chairman of the Board,
Chief Executive Officer,
President

Julie Cummins Brady
Secretary and General Counsel

Sue Hogue
Chief Financial Officer

Martin Hahn
General Manager
Internetworking Solutions Group

Lizabeth Converse Wilson
General Manager
Enterprise Systems Group

Leslie Yeamans
General Manager
Messaging Group

Norman Friedman
General Manager
Express Group

William Fell
General Manager
European Operations


Auditors

Ernst & Young LLP


Transfer Agent

Norwest Bank Minnesota, N.A.


Founded in 1979, Apertus Technologies Incorporated is headquartered in suburban Minneapolis, Minnesota, with major offices in New York, NY and London, England. The Company has sales and service offices throughout North America and Europe.

A copy of the Company's annual report or Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission may be obtained without charge to shareholders upon written request to:

     Director, Investor Relations
     Apertus Technologies Incorporated
     7275 Flying Cloud Drive
     Eden Prairie, MN 55344