Form 10-K, Exhibit 13
period 1996-03-31
APERTUS TECHNOLOGIES INC
filed 1996-07-01
CIK 351139

                                                                      Exhibit 13
                                                                      ----------
Management Discussion and Analysis of
Financial Condition and Results of Operations

     During the fiscal year ended March 31, 1996, Apertus Technologies Incorporated(R) continued to provide enterprise-strength solutions that enable organizations to integrate traditional, large-scale computer systems with networked computing environments. This commitment was further enhanced by the acquisition of BlueLine Software on June 30, 1995.

     Apertus presently markets the following products: DataStar and EXPRESS (TM) (network integration products), Enterprise/Access and Enterprise/Integrator (data integration products), and MQView and VisionNet (application management products).

     DataStar is a high-capacity, channel-attached gateway that provides a wide range of TCP/IP-to-SNA network connectivity solutions. During fiscal 1996, the DataStar was enhanced to provide increased capacity and improved performance with new Pentium modules and an optional datastreaming channel interface.

     EXPRESS is a suite of communications software products for linking computers running the UNIX operating system with various IBM platforms. Available on most UNIX platforms, EXPRESS supports a wide range of connectivity with mainframes, including screen and peer-to-peer access, file transfer, and printing support.

     VisionNet is a family of products that provides a comprehensive software solution for monitoring the performance of SNA, TCP/IP, and IPX networks.

     Enterprise/Access provides client/server access to mainframe systems and was enhanced by the addition of a new Web Edition that enables corporations conducting business over the Internet to access data without changing their applications, data, or infrastructure.

     Enterprise/Integrator, released on a limited basis in fiscal 1996, is an object-oriented tool that transforms, cleanses, merges, and synchronizes data from heterogeneous databases, providing solutions for complex data integration issues.

     MQView is a system management application that provides centralized configuration, monitoring, and client reporting of IBM's commercial messaging product family, MQSeries (TM).

     With these products and the expansion of Apertus' international sales efforts with new offices in Germany, Canada, and Holland, the Company continues to make progress toward achieving its strategic initiatives: growing our worldwide customer base, expanding our commitment to sales of our newer generation data and application management products, and developing leading edge enterprise-strength solutions consistent with its focus. Fiscal 1997 represents a period of transition for Apertus. As the market for its network integration products becomes increasingly competitive, Apertus is looking towards the sales of its data integration and application management products to renew growth and improve upon operating results experienced in fiscal 1996. Apertus anticipates this transition will extend into fiscal 1997 with Apertus' goal to be to return to profitability in the second half of the year, subject to the uncertainties associated with new product introductions.

Fiscal 1996 Compared to Fiscal 1995

     Net revenues from operations in fiscal 1996 decreased approximately $5.3 million from fiscal 1995 revenues. The revenue decrease is associated with the softening in the market for the Company's traditional network integration products and a lengthening sales cycle for certain key accounts. Growth in the international marketplace has offset some of the decline in the domestic arena. In fiscal 1996, international revenue represented 31% of total revenues as compared to 14% in fiscal 1995. The Company expects the international component of revenue to remain at the current level for fiscal 1997.

     The cost of revenues as a percentage of revenues increased to 33% in fiscal 1996 from 30% in fiscal 1995. The trend toward a higher cost of revenue reflects the payment of international royalties associated with BlueLine revenue, profit margin pressures internationally, and the impact of lower sales volume as it relates to the fixed overhead base.

     Research, development, and engineering costs as a percentage of revenues increased to 27% in fiscal 1996, as compared to 20% in fiscal 1995. This increase period-over-period is principally attributable to the additional development costs acquired through the BlueLine acquisition, coupled with weakened sales in the connectivity marketplace. Selling, general, and administrative costs as percentage of revenues increased to 44% in fiscal 1996 from 34% in fiscal 1995. The increase is due principally to the acquisition of BlueLine, whose costs are reflected as of July 1, 1995, coupled with increased investments in the selling and distribution channels.

     Interest income in fiscal 1996 was $741 thousand, as compared to $712 thousand in fiscal 1995. This increase is primarily due to a a higher average rate of return.

Fiscal 1995 Compared to Fiscal 1994

     Net revenues from operations in fiscal 1995 increased approximately $28.4 million, 108% over fiscal 1994 revenues. The increase in revenues resulted primarily from the following: a full year of System Strategies, Inc. (SSI) revenues (SSI was acquired in January 1994) versus only a quarter of revenue activity in the prior year; strong revenue growth in its international, commercial, and telecommunication marketplaces; and increased maintenance revenue due to the expanded installation base of products.

     The cost of revenues as a percentage of revenues decreased to 30% in fiscal 1995 from 43% in fiscal 1994. This decrease resulted principally from a continued shift toward sales of products that contain a larger portion of software and thus result in higher margins.

     Research, development, and engineering costs as a percentage of revenues decreased to 20% in fiscal 1995, as compared to 23% in fiscal 1994. This decrease principally reflects the increase in revenue noted above. Selling, general, and administrative costs as a percentage of revenues decreased to 34% in fiscal 1995 from 37% in fiscal 1994. This change also reflects the increased revenues noted above.

     Interest income remained relatively static, as rising interest rates have offset a lower average cash and marketable securities balance. The lower cash and marketable securities balance principally resulted from a $10 million payment made to NYNEX in December 1993 related to the acquisition of SSI as well as to a $2 million settlement of notes payable with NYNEX in the fourth quarter of fiscal 1995.

Impact of Inflation

     The Company has not experienced any significant impact from inflation.

Liquidity and Capital Resources

     The Company had working capital of $14 million and $24 million on March 31, 1996 and April 2, 1995, respectively. This decrease is due primarily to the net loss incurred in the current year, the acquisition of BlueLine Software in fiscal 1996, and the repurchase of 199,500 shares of the Company's common stock in the open market. Cash, cash equivalents, and marketable securities were approximately $11.3 million and $20.3 million on March 31, 1996 and April 2, 1995, respectively. This decrease is primarily due to the acquisition of BlueLine Software, the net loss incurred in the current fiscal year, and the repurchase of common stock in the open market.

     The Company believes that the current cash on hand, plus the cash to be generated from its operations in fiscal 1997, will be adequate to cover the projected cash needs for working capital and capital expenditures in fiscal 1997.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                             For the Fiscal Years Ended

                                              March 31       April 2       April 3
                                                  1996          1995          1994

REVENUES
  Sales                                    $    37,666   $    45,713   $    20,719
  Rentals and services                          11,653         8,913         5,487
     Total                                      49,319        54,626        26,206

COSTS AND EXPENSES
  Cost of sales                                 10,902        12,794         7,424
  Cost of rentals and services                   5,456         3,474         3,729
  Research, development and engineering         13,205        10,674         5,986
  Selling, general and administrative           21,937        18,407         9,801
  Other charges                                  5,820             -         9,029
     Total                                      57,320        45,349        35,969
Income (Loss) from Operations                   (8,001)        9,277        (9,763)

OTHER INCOME (EXPENSE)
  Interest expense                                 (27)            -             -
  Investment income                                741           712           747
     Total                                         714           712           747

Income (Loss) From Operations
  Before Income Taxes                           (7,287)        9,989        (9,016)
Income Tax Expense                                (203)         (150)            -
Net Income (Loss)                          $    (7,490)  $     9,839   $    (9,016)

Income (Loss) per Common and
  Common Equivalent Share                       $(0.54)        $0.69        $(0.70)

Weighted Average Number of Common
  and Common Equivalent Shares
  Outstanding                               13,897,000    14,266,000    12,884,000

See Accompanying Notes to Consolidated Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                         March 31   April 2
                                                             1996   1995
ASSETS
Current Assets
  Cash and cash equivalents                              $  5,455     $ 13,140
  Cash in escrow - current portion                          1,539          106
  Marketable securities                                     4,318        6,310
  Accounts receivable, less allowance for doubtful
     accounts of $1,539 in 1996 and $865 in 1995           14,216       14,067
Note receivable                                             8,700            -
Inventories                                                 3,881        3,126
Installment receivables - current portion,
  less allowance for doubtful accounts of
  $300 in 1996 and $0 in 1995                               1,018          150
Other                                                         388          453
     Total current assets                                  39,515       37,352
Property and Equipment
  Property and equipment                                   15,686       12,606
  Less accumulated depreciation                            10,681        8,897
     Net property and equipment                             5,005        3,709
Other Assets
  Cash in escrow - net of current portion                       -          757
  Note receivable                                           8,700            -
  Capitalized software                                      6,286        3,917
  Installment receivables - net of current portion          1,310           49
  Goodwill - net of accumulated amortization of $204
   in 1996                                                  1,697            -
  Other                                                       876          842
     Total other assets                                    10,169       14,265

     Total                                               $ 54,689     $ 55,326

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                       $  5,100     $  2,932
  Accrued expenses                                          6,029        6,437
  Deferred revenue                                          4,255        3,863
  Note payable                                              1,000            -
  Current portion of long-term debt                         8,976          151
     Total current liabilities                             25,360       13,383

Long-term Debt - net of current portion                         -        8,976

Shareholders' Equity
  Common Stock --authorized 30,000,000
     shares at $.05 par value, shares outstanding of
     14,028,455 in 1996, 13,526,800 in 1995                   701          676
  Additional paid-in capital                               57,062       53,231
  Retained deficit                                        (28,237)     (20,747)
  Unearned compensation                                      (197)        (193)
     Total shareholders' equity                            29,329       32,967

     Total                                               $ 54,689     $ 55,326

See Accompanying Notes to Consolidated  Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                              For the Fiscal Years Ended
                                              March 31     April 2     April 3
                                                  1996        1995        1994
OPERATING ACTIVITIES
Net income (loss)                              $(7,490)    $ 9,839     $(9,016)
Adjustment to reconcile net income
 (loss)to net cash
 provided by/(used in) operating
  activities net of
 purchase of companies:
 Depreciation                                    1,369       1,100         608
 Amortization                                    2,520       3,087         326
 Non-current portion of other charges            5,820           -       7,829
 Net assets/provision for discontinued
  operations                                         -           -         208
 Accounts receivable                               815      (3,132)       (559)
 Installment receivables                           848         878          76
 Inventories                                      (755)        (34)        116
 Other assets                                      175         218          (7)
 Accounts payable, accrued expenses,
  deferred
  income and income taxes                       (1,147)      4,504        (920)
 Net cash flows provided by/(used in)
  operating
  activities                                     2,155      16,460      (1,339)

INVESTING ACTIVITIES
 Purchase of company (net of cash acquired)     (4,547)          -      (9,549)
  Purchases of marketable securities            (8,383)     (1,228)          -
  Sales and maturities of marketable
   securities                                   10,375       1,131           -
  Net sales of marketable securities                 -           -      14,775
  Purchases of property and equipment           (2,523)     (1,785)       (557)
  Capitalized software                          (3,412)     (2,484)     (1,387)
  Reduction in carrying value of property
   held
   for sale                                          -           -         638
  Change in cash held in escrow                   (676)         92        (955)
  Net cash flows provided by/(used in)
   investing activities                         (9,166)     (4,274)      2,965

FINANCING ACTIVITIES
  Debt transactions:
   Repayments                                     (150)     (2,213)       (115)
  Capital transactions:
   Stock options exercised                         612       1,213         393
   Stock repurchased by company                 (1,194)          -           -
   Net change in restricted stock                   58         (86)          -
  Net cash flows provided by/
   (used in) financing activities                 (674)     (1,086)        278

Net increase (decrease) in cash and cash
 equivalents                                    (7,685)     11,100       1,904
Beginning cash and cash equivalents             13,140       2,040         136
Ending cash and cash equivalents               $ 5,455     $13,140     $ 2,040

Supplemental disclosures of cash flow
 information:
  Cash paid for interest                       $   833     $   828     $   840
  Cash paid (received) for income taxes            283           0         (39)

See Accompanying Notes to Consolidated Financial Statements.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                     Common Stock            Additional
                                        Number of               Paid-in   Accumulated       Unearned
                                           Shares   Amount      Capital       Deficit   Compensation
1994
  Balance, March 28, 1993              12,675,900     $634      $51,553      $(21,570)         $ (90)
  Options exercised                       229,475       11          382             -              -
  Net change in restricted stock           36,500        2          112             -           (114)
  Compensation earned                           -        -            -             -             37
  Net loss                                      -        -            -        (9,016)             -
  Balance, April 3, 1994               12,941,875      647       52,047       (30,586)          (167)

1995
  Options exercised                       577,425       29        1,098             -              -
  Net change in restricted stock            7,500        -           86             -            (86)
  Compensation earned                           -        -            -             -             60
  Net income                                    -        -            -         9,839              -
  Balance, April 2, 1995               13,526,800      676       53,231       (20,747)          (193)

1996
  Options exercised                       191,403       10          603             -              -
  Share issued in connection with
     the BlueLine Software, Inc.
     acquisition                          504,252       25        4,351             -              -
  Net change in restricted stock            5,500        0           61             -            (61)
  Compensation earned                           -        -            -             -             57
  Stock repurchased                      (199,500)     (10)      (1,184)            -              -
  Net loss                                      -        -            -        (7,490)             -
  Balance, March 31, 1996              14,028,455     $701      $57,062      $(28,237)         $(197)

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 1996
(Dollars in thousands, except per share amounts)

1) SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

Consolidation

  The consolidated financial statements include the accounts of Apertus Technologies Incorporated and its wholly owned subsidiaries, Systems Strategies, Inc. and BlueLine Software, Inc. (together "the Company"). All inter-company accounts and transactions have been eliminated in consolidation.

Description of Business

  Apertus develops and markets software products for integrating diverse corporate applications, data, and networks. The Company's principle markets are in North America, Europe, and the Pacific Rim.

Fiscal Year

  The Company's fiscal year ends on the Sunday   nearest March 31. Fiscal 1996
and 1995 were 52-week years, respectively. Fiscal 1994 was a 53-week year.

Revenue Recognition

  Sales include direct sales to distributors and customers, sales-type lease contracts, and commitment contracts. Sales are generally recorded when the product is shipped, except that sales-type lease contracts are recorded as sales
when the products are accepted by   the customer. Under commitment contracts,
the revenue attributable to the current fiscal year is recognized when the product is shipped to the distributor. Any related costs are accrued at this time.

  Equipment under all other lease contracts is accounted for under the operating method, and rental income is recognized during the period the equipment is on lease. Service revenues are recognized over the period covered by the service contract.

Cash Equivalents

  Securities, which are readily convertible to cash with original maturities of three months or less when purchased, are considered cash equivalents.

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

Capitalized Software

  The Company, in accordance with SFAS No. 86. capitalizes software development costs by project. These capitalized costs are amortized on a straight-line basis over a period of three years or the expected life of the product, whichever is less. Research and development costs are charged to expense as incurred.

Major Customers

  Sales to the following customers have accounted for a significant percentage of sales for the three year period ended March 31, 1996. The following table outlines these percentages:


Fiscal Years Ended              Ameritech    GTE
March 31, 1996                  4%           10%
April 2, 1995                   9%           26%
April 3, 1994                   10%          15%

Inventories

  Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories are as follows:

                                        March 31   April 2
                                            1996      1995
Raw Material                              $  652    $  499
Work-in-process                            1,542     1,161
Finished goods                             1,687     1,466
Total                                     $3,881    $3,126

Property and Equipment

  Property and equipment is recorded at cost and depreciated on a straight-line basis. Leasehold improvements are depreciated over the lessor of the lease life or the life of the improvement. Property and equipment consists of the following:

                                        March 31  April 2       Depreciable
                                            1996     1995    Lives in Years
Machinery
  and equipment                          $11,474  $ 9,208               3-6
Furniture and fixtures                     3,817    3,287              4-10
Leasehold improvements  395                  111      4-5
Property and
  equipment                              $15,686  $12,606

Income (Loss) per Common and Common Equivalent Share

  Income (loss) per common and common equivalent share is based on the weighted average number of common shares outstanding plus common stock equivalents resulting from dilutive stock options where applicable.

Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Impairment of Long-Lived Assets

  The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Use of Estimates
  The preparation of financial statements in conformity with generally accepted
accounting principles requires   management to make estimates and assumptions
that   affect the amounts reported in the financial statements    and
accompanying notes. Actual results could differ from those estimates.

Stock Issued for Employees
  The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"(APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on
the date of the grant, no compensation expense is     recognized.

2) CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

  Cash, cash equivalents, and marketable securities  at March 31, 1996 and April
2, 1995 consist of the   following:

                     Cash and
                       Cash      Short   Long
Type                Equivalents   Term   Term     Total
March 31
Bonds                   $     -  $  551  $  -   $   551
Commercial Paper          1,078   3,768     -     4,846
Cash in escrow                -   1,538     -     1,538
Other                     4,377       -     -     4,377
Total                   $ 5,455  $5,857  $  -   $11,312

April 2
Bonds                   $     -  $4,816  $  -   $ 4,816
Commercial Paper          7,196   1,494     -     8,690
Cash in escrow                -     106   757       863
Other                     5,944       -     -     5,944
Total                   $13,140  $6,416  $757   $20,313

  All marketable securities mature in fiscal 1997.      At March 31, 1996 and
April 2, 1995, the cost of    marketable securities approximated market value.

3) PURCHASE OF BLUELINE SOFTWARE, INC.

  Effective the close of business on June 30, 1995,    the Company purchased the
stock of BlueLine Software, Inc. (BlueLine). The total purchase price was $8,750, of which approximately 50% was paid in cash and 50% was in issued Apertus common stock.

  The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of BlueLine have been included in the consolidated operating results since the date of acquisition.

  On acquisition, approximately $1,900 of goodwill was recorded, which is being amortized on a straight- line basis over 7 years. Additionally, the Company
recorded approximately $738 of escrow cash to be   used to offset any unrecorded
liabilities that existed     at the acquisition date. If no unrecorded
obligations are noted, the balance will be paid out to original BlueLine shareholders on December 31, 1996. Included in the assumed liabilities is an unsecured $1,000 note payable, which is due on October 24, 1996. This balance carries an interest rate equal to LIBOR plus 1.75%. As of March 31, 1996, this rate was 6.98%. The carrying value of the note payable approximates fair value.

  A portion of the purchase price amounting to approximately $5,100 was allocated to purchased research and development. This was charged against earnings in the first quarter of fiscal 1996 and was included in "Other charges."

  The following table shows the pro forma consolidated results of operations as if BlueLine had been acquired as of the beginning of the periods presented:

                                       Unaudited
                               Fiscal 1996   Fiscal 1995
Revenues                          $ 51,284       $61,705
Net income (loss)                 $(10,477)      $ 9,926
Net income (loss) per share       $   (.75)      $   .69

  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operation.

4) PURCHASE OF SYSTEMS STRATEGIES, INC.

  Effective the close of business on December 31, 1993, the Company acquired the stock of Systems Strategies, Inc. (SSI), a wholly owned subsidiary of AGS Computers, Inc., a NYNEX Company. The total purchase price was $14,000, which included a $10,000 payment on December 31, 1993 and promises to pay to NYNEX the principal sum of $1,000, without interest, on June 30, 1995 and the principal sum of $3,000, without interest, on June 30, 1996. The present value of the payments due June 30, 1995 and 1996 of $3,740 were included on the balance sheet as "Notes Payable" at April 3, 1994.

  The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of SSI have been included in the consolidated operating results since the date of acquisition.

  A portion of the purchase price amounting to approximately $5,500 was allocated to purchased research and development. This was charged against earnings in the third quarter of fiscal 1994 and was included in "Other charges."

  During fiscal 1995, Apertus and NYNEX reached a settlement whereby the Company released NYNEX of any liability connected with the collection of outstanding receivables guaranteed by NYNEX under the original contract. This settlement, along with a cash payment of $2,060 made in the fourth quarter, relieved the Company of any future obligations to NYNEX.

5) SALE OF FORMER HEADQUARTERS

  On October 26, 1993, the Company sold its former headquarters property, consisting of land and a building, to Best Buy Co., a Minnesota corporation, for $8,700. Payment for the building is evidenced by a note receivable due on June 12, 1996 for the same amount. Additionally, the sales agreement required that Best Buy make interest payments of $287 on January 31, 1994 and $430 on the business day immediately preceding each of August 1, 1994, February 1, 1995 and August 1, 1995. On June 12, 1996 the note receivable and $745 in additional accrued interest will be due and payable.

  The property is subject to a mortgage securing a loan to the Company from The Prudential Insurance Company of America ("Prudential.") The Company and Prudential have contracted with First Trust National Association ("First Trust") whereby First Trust will receive all amounts due from Best Buy under the sales agreement and make the required payments to Prudential under the Company's current loan obligation. The Company had deposited the sum of $999 with First Trust to be held in escrow and used to cover the difference between the payments due from Best Buy and the payments due to Prudential. The cash held in escrow at First Trust on March 31, 1996 is approximately $776. The current 9% mortgage loan with Prudential of $8,976 will mature of the debt on June 12, 1996. The approximates fair sale of the former value. headquarters resulted in a one time charge of $2,250 to operations in fiscal 1994. This amount was included in "Other charges." The carrying value of the debt approximates fair value.

6) CAPITALIZED SOFTWARE

  Capitalized software costs are as follows:

                                            March 31          April 2
                                                1996             1995
Capitalized software costs                   $ 3,917          $ 4,894
  beginning of year
Capitalized software
 acquired
  through acquisition of
  BlueLine - net                               1,273                -
Software costs capitalized                     3,412            2,484
Less amortization expense                     (2,316)          (3,461)
Capitalized software - end
 of year                                     $ 6,286          $ 3,917

7) INSTALLMENT RECEIVABLES

     Installment receivables
       are as follows:
                                            March 31          April 2
                                                1996             1995
Payments to be received
  under sales-type leases                    $ 2,824          $   211
Less:
Unearned income                                 (196)             (12)
Current portion                               (1,318)            (150)
Total                                        $ 1,310          $    49

8) INCOME TAXES

  On March 31, 1996 the Company has operating loss carryforwards of $48,253, which is available to offset taxable income through 2010. For financial reporting purposes, a valuation allowance has been recorded to offset deferred tax assets that may not be realized. Included in the net operating loss carryforward is $417 of deductions resulting from disqualifying dispositions of
stock options. These deductions currently have a   full valuation allowance and
when realized for financial statement purposes, will not result in a reduction in income tax expense. Rather, the benefit will be recorded as additional paid-in-capital. The provision for federal, state, and foreign tax expense consisted of:
                                                        Fiscal Years Ended
                                                    1996         1995     1994
Current
  Federal                                              $-          $-       $-
  Foreign                                             158           -        -
  State                                                45          32        -
  Alternative Minimum Tax                               -         118        -
Total                                                $203        $150       $-

The effective income tax expense differed from the federal statutory rates of follows:

                                                        Fiscal Years Ended
                                                     1996        1995     1994
Taxes at statutory rate                             (34%)         34%    (34%)
State income taxes                                     1%          1%        -
Effect of foreign income tax rate                      2%           -        -
Alternative Minimum Tax                                 -          1%        -
Impact of net operating loss
 carryforward                                           -       (34%)        -
Change in valuation allowance                         34%           -      34%
Effective tax rate                                     3%          2%        -

The components of deferred tax assets and liabilities were as follows:

                                                 March 31     April 2
                                                     1996        1995
Deferred tax assets
  Net operating loss carryforwards               $ 19,301    $ 18,740
  Research and development credit                   1,081       1,081
  Inventory reserve                                   866         731
  Allowance for doubtful accounts                     735         346
  AMT credit carryforward                             127         127
  Other                                             1,654       1,621
Total deferred tax assets                        $ 23,764    $ 22,646

Deferred tax liabilities
 Capitalized software                            $ (2,005)   $ (1,567)
 Depreciation and amortization                       (342)       (273)
Total deferred tax liabilities                   $ (2,347)   $ (1,840)
Net deferred tax assets                          $ 21,417    $ 20,806
Valuation allowance                               (21,417)    (20,806)
Total net deferred tax assets                    $      0    $      0

9. STOCK OPTIONS, WARRANTS, AND RESTRICTED STOCK

  Under the Company's stock option plans, certain officers, directors, and employees may be granted options to purchase the Company's common stock at prices equal to the fair market value of the stock at the date of grant. Following is a summary of stock options under these plans:

                                       Fiscal Years Ended
                                         1996        1995        1994

Granted
  Number of shares                    257,500      75,000     891,250
  Price per share                      $4-$12      $3-$12       $2-$3
Exercised and cancelled
  Number of shares                    401,550     602,275     372,300
  Price per share                      $ 1-$9      $ 1-$5       $1-$6
Outstanding at year end
  Number of shares                  1,307,350   1,451,400   1,978,675
  Price per share                      $ 1-$9      $1-$12       $1-$3


  At March 31, 1996, options to purchase approximately 825,350 shares of common stock at exercise prices ranging from $1 to $12 were exercisable, and 1,002,174 shares are reserved for future issuance.

  The Company has entered into restricted stock agreements with various employees. The agreements call for issuance of the Company's common stock to these employees and provides for vesting over a 5-year employment period. As of March 31, 1996, 247,500 shares have been granted, and 52,500 shares are reserved for future issuance. The value of the stock at the time of grant is deferred and is amortized over the term of the agreements.

10. OTHER CHARGES
  In the first quarter of fiscal 1996, the Company recorded non-recurring charges of $5,820. These charges related primarily to the purchase of BlueLine and the closing of a west coast location. (see note 3)

  In the third quarter of fiscal 1994, the Company recorded  charges of $9,029.
These charges related   primarily to the purchase of SSI (see note 4) and the
sale of the former headquarters (see note 5).

11. COMMITMENTS AND CONTINGENCIES

  The Company has various operating lease         agreements, which expire
through the year 2014 for    its facilities principally located in Minnesota,
New   York, and Western Europe. The Company is responsible for real estate taxes, maintenance, and utilities.

  Future minimum lease payments as of March 31, 1996 are $1,716 in 1997, $1,153
in 1998, $1,169      in 1999, $1,145 in 2000, and $3,707 for the years
thereafter. Rental expense for property and equipment under operating leases for fiscal 1996, 1995, and 1994 was $2,177, $1,800, and $1,000, respectively.

  The Company is involved in various claims and proceedings that, in the opinion
of management and counsel, do not        involve amounts material to the
financial position        of the Company.

12. EMPLOYEE BENEFIT PLANS

  Since 1984, Apertus Technologies Incorporated has maintained a 401(k) Savings and Investment Plan for its eligible employees.

  Employees scheduled to work 1,000 hours in the     first year may become
participants in the before tax contributions feature of the Plan as of the first
enrollment date after their date of hire and may   become participants in the
matching contribution     feature of the plan as of the first enrollment date
following six months of service.

  Employees' contributions can range from 1% to 15% of their compensation. Apertus currently matches 25% of the first 4% of employees' contributions.

  Company contributions were $135, $121, and $84, toward 401(k) employer contributions in fiscal years 1996, 1995, and 1994, respectively.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Apertus Technologies Incorporated

  We have audited the accompanying consolidated balance sheets of Apertus Technologies Incorporated as of March 31, 1996 and April 2, 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended March 31, 1996, April 2, 1995, and April 3, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apertus Technologies Incorporated at March 31, 1996 and April 2, 1995, and the consolidated results of its operations and its cash flows for the years ended March 31, 1996, April 2, 1995, and April 3, 1994 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP
Minneapolis, MN

  /s/  Ernst & Young LLP

May 6, 1996

COMPANY REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Apertus Technologies Incorporated:

  The management of Apertus Technologies Incorporated has prepared, and is responsible for, all information and representations contained in the financial statements and other sections of this Annual Report. The Company's financial statements have been prepared in conformity with generally accepted accounting principles.

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

  The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees, meets regularly and on special occasions, as needed, with corporate financial management and the independent auditors to review their activities. The independent auditors have access to the Audit Committee without management being present to discuss the results of their work, the adequacy of internal financial controls and the quality of financial reporting.

May 6, 1996

SELECTED HISTORICAL FINANCIAL DATA
For the Year Ended March 31, 1996
(Dollars in thousands, except per share amounts)

                                               Fiscal Years Ended
                                   1996     1995      1994     1993      1992

STATEMENTS OF OPERATIONS DATA
    Revenues                     $49,319   $54,626  $26,206   $27,718  $22,763
    Income (loss) from
     continuing operation         (8,001)    9,839   (9,016)    2,485     (375)
    Net income (loss)             (7,490)    9,839   (9,016)    2,485   (2,361)
    Income (loss) per share:
    Income (loss) from
     continuing operation          (0.54)     0.69    (0.70)     0.19     0.03
    Net income (loss)              (0.54)     0.69    (0.70)     0.19    (0.19)

BALANCE SHEET DATA
    Working capital               14,155    23,969   16,280    26,283   23,304
    Total assets                  54,689    55,326   43,563    43,868   42,875
    Long-term debt/notes
     payable                           -     8,976   12,882     9,270    9,359
    Shareholders' equity          29,329    32,967   21,941    30,527   27,687

SELECTED QUARTERLY FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                FIRST    SECOND    THIRD    FOURTH      FISCAL
(Unaudited)                   QUARTER   QUARTER  QUARTER   QUARTER   YEAR 1996

STATEMENT OF OPERATIONS DATA
    Revenues                  $11,068   $15,109  $13,044   $10,098     $49,319
    Net income (loss)          (5,259)    2,081   (1,330)   (2,982)     (7,490)
    Net income (loss) per
     share                      (0.39)     0.14     0.09     (0.21)      (0.54)

BALANCE SHEET DATA
    Working capital            18,065    18,387   16,748    14,155      14,155
    Total assets               57,907    60,566   59,755    54,689      54,689
    Long-term debt / notes
     payable                    8,939     8,902    8,863         -           -
    Shareholders equity        32,127    33,895   32,543    29,329      29,329


DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK (UNAUDITED)

    The Company has not declared any cash dividends on its common stock, and the Board of Directors intends to retain all earnings for use in its business for the foreseeable future. At March 31, 1996, the Company had 1,472 shareholders of record.

    The Company's common stock is traded on NASDAQ under the symbol APTS. The following table sets forth the high and low, end-of-the-day prices for the common stock reported on NASDAQ for the period indicated.

                        High     Low
Fiscal 1996

     First Quarter     15        7-3/4
     Second Quarter    10-1/2    6-3/4
     Third Quarter     10-7/8    7
     Fourth Quarter    7-3/4     2-3/4
Fiscal 1995
     First Quarter     4-1/8     2-13/16
     Second Quarter    8-7/8     4
     Third Quarter     12-3/8    7-3/4
     Fourth Quarter    13-3/4    8-7/8

Board of Directors

Robert D. Gordon
Chairman of the Board, Chief Executive Officer, President, Apertus Technologies Incorporated

Nicholas J. Covatta
Chairman of the Board, Atlantis Group, Inc.

Robert W. Fischer
President, Robert W. Fischer & Co., Inc.

Arch J. McGill
President, Chardonnay, Inc. Group

Clarence W. Spangle
Independent Consultant

George E. Hubman
Independent Consultant

Corporate Officers

Robert D. Gordon
Chairman of the Board, Chief Executive Officer, President

Julie Cummins Brady
Corporate Vice President, Secretary and General Counsel

Sue Hogue
Corporate Vice President, Chief Financial Officer

Martin Hahn
Corporate Vice President, DataStar and EXPRESS

Lizabeth Converse Wilson
Corporate Vice President, Sales

Lloyd Hagemo
Corporate Vice President, MQView and Vision

Auditors
Ernst & Young LLP

Transfer Agent
Norwest Bank Minnesota, N.A.

Founded in 1979, Apertus Technologies Incoporated is headquartered in suburban Minneapolis, Minnesota, with major offices in New York, NY, and London, England. The Company has sales and service offices throughout North America and Europe.

A copy of the Company's annual report on Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission may be obtained without charge to shareholders upon written request to: Vice President, Investor Relations, Apertus Technologies Incorporated, 7275 Flying Cloud Drive, Eden Prairie, MN 55344