Form 10-K, Exhibit 13
period 1997-03-30
APERTUS TECHNOLOGIES INC
filed 1997-07-01
CIK 351139

MANAGEMENT'S DISCUSSION AND ANALYSIS


Overview

During fiscal 1997, the Company focused on its Enterprise Suite of products, which are data and application integration software tools. This focus included the creation of two new business divisions-Internet Solutions and Data Integration. These new divisions signal dedicated operational execution against significant and distinct growth markets. Internet Solutions focuses on marketing Enterprise/Connect and Enterprise/Access to large organizations, allowing easy extension of their existing business applications across the Internet/Intranet to trading partners, customers, and employees. Data Integration markets Enterprise/Integrator as an engine for accessing, transforming, cleansing, and integrating data involved in system conversion and data-warehousing applications.

Another component of the shift in operational focus to the new generation of products was the sale of the MQView product line to Candle Corporation. The sale resulted in $7.4 million in cash. This continued to strengthen the Company's balance sheet as well as reduce operating expenses.

During fiscal 1997 the Company experienced continued declining sales of its older generation products. This resulted in an expense adjustment of approximately $12 million relating primarily to write-offs of capitalized software, inventory, and facility exit costs. Additionally, expense control measures were implemented to lower the breakeven for fiscal 1998.

Result of Operations:
Fiscal Year 1997 Compared to Fiscal Year 1996
Fiscal 1997 operating revenues totaled $37.1 million. As compared with fiscal 1996, operating revenues decreased $12.2 million. This decrease is related to the continuing decline in the older generation network integration products which was first noted in fiscal 1996. This decline occurred both domestically and internationally. The cost of sales, while remaining relatively flat, increased to 41 percent of sales. This occurred as a result of the mix of products sold having a higher hardware component, increased amortization of capitalized software and the continued impact of lower sales volume as compared to the fixed component of the operational infrastructure. The cost of service was $4.2 million, a decrease of $1.2 million compared with the prior year, which partially reflects cost control adjustments in the fixed expense base associated with this revenue as well as reduced costs associated with the sale of the MQView product line.

Research, development and engineering, while declining $3.6 million remained constant relative to fiscal 1996 at 26% of revenues. Fiscal 1997 remains at this level because of the decrease in the revenue base, while the 1996 relationship was influenced by costs inherited through the BlueLine acquisition. Selling, general and administrative expenses remained constant at $21.9 million, but increased to 59 percent of revenues as compared with 44 percent for the previous year, due to the largely fixed nature of these expenses.

Interest income decreased to $520 thousand in fiscal 1997 as compared with $741 thousand in fiscal 1996. This decline corresponds with the decline in the average invested balances in 1997 from 1996.

Result of Operations:
Fiscal Year 1996 Compared to Fiscal Year 1995
Fiscal 1996 operating revenues decreased approximately $5.3 million from fiscal 1995. This decrease was associated with the softening in the market for the Company's traditional network integration products and a lengthening sales cycle for certain key accounts. Growth in the international marketplace offset some of the decline in the domestic arena. In fiscal 1996, international revenue represented 31 percent of total revenues as compared with 14 percent in fiscal 1995.

The cost of revenues as a percentage of revenues increased to 33 percent in fiscal 1996 from 30 percent in fiscal 1995. The trend toward a higher cost of revenue reflects the payment of international royalties associated with BlueLine revenue, international product pricing pressures, and the impact of lower sales volume as it relates to the fixed overhead base.

Research, development and engineering costs, as a percentage of revenues, increased to 27 percent in fiscal 1996 from 20 percent in the prior year. This period-over-period increase was principally attributable to the additional development costs realized through the BlueLine acquisition, coupled with weakened sales in the connectivity marketplace. Selling, general and administrative costs as a percentage of revenues, increased to 44 percent of revenues as compared with 34 percent for Fiscal 1995. This increase was due principally to the acquisition of BlueLine, as well as increased investments in the selling and distribution channels.

Interest income in Fiscal 1996 was $741 thousand compared with $712 thousand in Fiscal 1995. The increase was primarily due to a higher rate of return.

Impact of Inflation
The Company has not experienced any significant impact from inflation.

Liquidity and Capital Resources
The Company had working capital of $9 million and $14 million on March 30, 1997 and March 31, 1996, respectively. Cash, cash equivalents, and marketable securities were $14.7 million and $11.3 million at these two respective year-end dates. while the sale of the MQView product line, partially offset by the net operating loss incurred in the current year, creates the increase in the cash position, the decline in working capital is the result of a reduction in accounts receivable related to declining sales and write-offs of inventory related to older generation products. The Company believes that the current cash on-hand, in conjunction with cash to be generated from operations in the upcoming year, will be sufficient to cover the projected operating and capital cash needs in fiscal 1998.


Apertus Technologies Incorporated
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)


                                                              For the Fiscal Years Ended
                                                --------------------------------------------------------
                                                March 30, 1997     March 31, 1996     April 2, 1995
--------------------------------------------------------------------------------------------------------
REVENUES
  Sales                                            $ 27,167           $37,666            $ 45,713
  Services                                            9,963            11,653               8,913
                                                --------------------------------------------------------
  Total                                              37,130            49,319              54,626


COSTS AND EXPENSES
  Cost of sales                                      11,188            10,902              12,794
  Cost of services                                    4,248             5,456               3,474
  Research, development and engineering               9,631            13,205              10,674
  Selling, general and administrative                21,906            21,937              18,407
  Gain on sale of product line                       (5,783)                -                   -
  Other charges                                      10,655             5,820                   -
                                                --------------------------------------------------------
  Total                                              51,845            57,320              45,349
                                                --------------------------------------------------------
Income (Loss)                                       (14,715)           (8,001)              9,277



OTHER INCOME(EXPENSE)
  Interest expense                                      (83)              (27)                  -
  Investment income                                     520               741                 712
                                                --------------------------------------------------------
  Total                                                 437               714                 712



Income (Loss)
  Before Income Taxes                               (14,278)           (7,287)              9,989
Income Tax Expense                                     (200)             (203)               (150)
                                                --------------------------------------------------------
Net Income (Loss)                                  $(14,478)          $(7,490)            $ 9,839
                                                --------------------------------------------------------

Income (Loss) per Common and
  Common Equivalent Share                          $  (1.03)          $ (0.54)              $0.69
                                                --------------------------------------------------------

Weighted Average Number of Common
  and Common Equivalent Shares
  Outstanding                                    14,112,000        13,897,000          14,266,000
                                                ========================================================



See Accompanying Notes to Consolidated Financial Statements

Apertus Technologies Incorporated
CONSOLIDATED BALANCE SHEETS
     (Dollars in thousands)


                                                  March 30, 1997      March 31, 1996
--------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                           $13,865         $ 5,455
  Cash in escrow                                          802           1,539
  Marketable securities                                     -           4,318
  Accounts receivable, less allowance for doubtful
   accounts of $3,356 in 1996 and $1,539 in 1996        9,437          14,216
Note receivable                                             -           8,700
Inventories                                               923           3,881
Installment receivables - current portion,
  less allowance for doubtful accounts of
  $250 in 1997 and $300 in 1996                           420           1,018
Other                                                     413             388
                                                  ------------------------------------
  Total current assets                                 25,860          39,515

Property and Equipment
  Property and equipment                               15,632          15,686
  Less accumulated depreciation                        11,917          10,681
                                                  ------------------------------------
  Net property and equipment                            3,715           5,005

Other Assets
  Capitalized software                                  1,373           6,286
  Installment receivables - net of current portion        539           1,310
  Goodwill - net of accumulated amortization of
    $453 in 1996 and $204 in 1996                         390           1,697
  Other                                                     -             876
                                                  ------------------------------------
  Total other assets                                    2,302          10,169
                                                  ------------------------------------
  Total                                               $31,877         $54,689
                                                 =====================================


Apertus Technologies Incorporated
CONSOLIDATED BALANCE SHEETS cont.
     (dollars in thousands)


                                                  March 30, 1997      March 31, 1996
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                    $ 7,603              $ 5,100
  Accrued expenses                                      4,281                6,029
  Deferred revenue                                      3,733                4,255
  Note payable                                          1,000                1,000
  Current portion of long-term debt                         -                8,976
                                                  ------------------------------------
  Total current liabilities                           $16,617              $25,360

Shareholders' Equity
  Common Stock -authorized 30,000,000
    shares of $.05 par value, shares outstanding of
    14,158,623 in 1997 and 14,028,455 in 1996             708                  701
  Additional paid-in capital                           57,373               57,062
  Retained deficit                                    (42,715)             (28,237)
  Unearned compensation                                  (106)                (197)
                                                  ------------------------------------
  Total shareholders' equity                           15,260               29,329
                                                  ------------------------------------
  Total                                               $31,877              $54,689
                                                  ====================================



See Accompanying Notes to Consolidated Financial Statements

Apertus Technologies Incorporated
CONSOLIDATED STATEMENTS OF CASH FLOWS
  (Dollars in thousands)

                                                                  For the Fiscal Years Ended
                                                      ---------------------------------------------------

                                                      March 30, 1997    March 31, 1996      April 2, 1995
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                        $(14,478)         $(7,490)            $ 9,839
Adjustment to reconcile net income (loss) to
net cash provided by/(used in) operating
activities net of purchase of companies:
  Depreciation                                              1,619            1,369               1,100
  Amortization                                              2,521            2,520               3,087
  Compensation earned on restricted stock                      67               57                  60
  Write-off of assets due to impairment                     6,292                -                   -
  Loss on sale of property and equipment                      301                -                   -
  Gain on sale of product line                             (5,783)               -                   -
  Non-current portion of other charges                          -            5,820                   -
  Accounts receivable                                       4,229              815              (3,132)
  Installments receivable                                   1,369              848                 878
  Inventory                                                 2,890             (755)                (34)
  Other assets                                                851              176                  72
  Accounts payable, accrued expenses, deferred
  income and income taxes                                    (255)          (1,147)              4,504
                                                         -----------------------------------------------
  Net cash provided by (used in) operating activities        (377)           2,213              16,374

INVESTING ACTIVITIES
  Cash received from sale of product line                   7,400                -                   -
  Purchase of company (net of cash acquired)                    -           (4,547)                  -
  Purchases of marketable securities                            -           (8,383)             (1,228)
  Sales and maturities of marketable securities             4,318           10,375               1,131
  Payments received on note receivable                      8,700                -                   -
  Purchases of property and equipment                      (1,029)          (2,523)             (1,785)
  Capitalized software                                     (2,704)          (3,412)             (2,484)
  Change in cash held in escrow                               736             (676)                 92
                                                         -----------------------------------------------
  Net cash provided by (used in) investing activities      17,421           (9,166)             (4,274)

FINANCING ACTIVITIES
  Debt transactions:
   Repayments                                              (8,976)            (150)             (2,213)
  Capital transactions:
   Stock options exercised                                    342              612               1,213
   Stock repurchased by company                                 -           (1,194)                  -
                                                         -----------------------------------------------
Net cash used in financing activities                      (8,634)            (732)             (1,000)
                                                         -----------------------------------------------

Net increase (decrease) in cash and equivalents             8,410           (7,685)             11,100
Beginning cash and equivalents                              5,455           13,140               2,040
                                                         -----------------------------------------------
Ending cash and equivalents                              $ 13,865          $ 5,455             $13,140
                                                         ===============================================

Supplemental disclosure of cash flow information:
  Cash paid for interest                                 $     74          $   833             $   828
  Cash paid for income taxes                                   94              283                   -

  See Accompanying Notes to Consolidated Financial Statements

Apertus Technologies Incorporated
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  (Dollars in thousands)

                                           Common Stock
                                     -----------------------

                                       Number         Amount      Additional     Accumulated    Unearned
                                      of Shares                Paid in Capital     Deficit    Compensation
----------------------------------------------------------------------------------------------------------
1995
  Balance, April 3, 1994             12,941,875        $647        $52,047        $(30,586)      $(167)
  Options exercised                     577,425          29          1,098               -           -
  Net change in restricted stock          7,500           -             86               -         (86)
  Compensation earned                         -           -              -               -          60
  Net income                                  -           -              -           9,839           -
                                    --------------------------------------------------------------------
  Balance, April 2, 1995             13,526,800         676         53,231         (20,747)       (193)
                                    --------------------------------------------------------------------

1996
  Options exercised                     191,403          10            603               -           -
  Shares issued in connection with
  the BlueLine Software, Inc.
  acquisition                           504,252          25          4,351               -           -
  Net change in restricted stock          5,500           -             61               -         (61)
  Compensation earned                         -           -              -               -          57
  Shares repurchased                   (199,500)        (10)        (1,184)              -           -
  Net loss                                    -           -              -          (7,490)          -
                                    --------------------------------------------------------------------
  Balance, March 31, 1996            14,028,455         701         57,062         (28,237)       (197)
                                    --------------------------------------------------------------------

1997
  Options exercised                     135,968           7            335               -           -
  Net change in restricted stock         (5,800)          -            (24)              -          24
  Compensation earned                         -           -              -               -          67
  Net loss                                    -           -              -         (14,478)          -
                                    --------------------------------------------------------------------
  Balance, March 30, 1997            14,158,623        $708        $57,373        $(42,715)      $(106)
                                    ====================================================================

  See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 30, 1997
(Dollars in thousands, except per share amounts)

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidated
  The consolidated financial statements include the accounts of Apertus Technologies Incorporated and its wholly owned subsidiaries, Systems Strategies, Inc. and BlueLine Software, Inc. (together "the Company"). All inter-company accounts and transactions have been eliminated in consolidation.

Description of Business
  The Company develops and markets software products for integrating diverse corporate applications, data and networks. Principle markets are North America, Europe, and the Pacific Rim.

Fiscal Year
  The Company's fiscal year ends on the Sunday nearest March 31. Fiscal 1977, fiscal 1996, and fiscal 1995 were all 52-week years.

Revenue Recognition
  Sales include direct sales to distributors and customers, sales-type lease contracts, and commitment contracts. Sales are generally recorded when the product is shipped, except that sales-type lease contracts are recorded as sales when the products are accepted by the customer. Under commitment contracts, the revenue attributable to the current fiscal year is recognized when the product is shipped to the distributor. Any related costs are accrued at that time.

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

Marketable Securities
  Investments in marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary are included in investment income along with interest and dividends.

Capitalized Software
  The Company, in accordance with SFAS No. 86, capitalizes software development costs by project. These capitalized costs are amortized on a straight-line basis over a period of three years or the expected life of the product, whichever is less. Research and development costs are charged to expense as incurred.

Major Customers
  Sales to certain customers have accounted for a significant percentage of total sales for the three year period ended March 30, 1997. Sales to GTE accounted for 10% and 26% of total sales for the fiscal years 1996 and 1995, respectively.

Inventories
  Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories include:


                                      March 30,           March 31,
                                        1997                1996
------------------------------------------------------------------------
Raw material                           $390                $  652
Work-in-process                         455                 1,542
Finished goods                           78                 1,687
------------------------------------------------------------------------
Inventories                            $923                $3,881
------------------------------------------------------------------------

Property and Equipment
  Property and equipment are recorded at cost and depreciated on a straight-line basis. Leasehold improvements are depreciated over the lesser of the lease life or the life of the improvement. Property and equipment consists of:


                              March 30,         March 31,       Depreciable
                                1997              1996         Lives in Years
--------------------------------------------------------------------------------
Machinery and equipment        $12,898           $12,922            3-6
Furniture and fixtures           1,921             1,912           4-10
Leasehold improvements             813               852            4-5
--------------------------------------------------------------------------------
Property and equipment         $15,632           $15,686
--------------------------------------------------------------------------------


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

Use of Estimates
  The preparation of financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported on the financial statements and in the accompanying notes. Actual results could differ from such estimates.

Stock Issued for Employees
  The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company provides pro forma disclosures of net loss and related per share data as required under the provisions of SFAS 123.

2) CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES
  Cash, cash equivalents, and marketable securities at March 30, 1997, and March 31, 1996 consist of:


                                 Cash and          Short
                                   Cash             Term
                                Equivalents      Investments      Total
-----------------------------------------------------------------------------
March 30, 1997
Cash in escrow                    $     -          $  802        $   802
Other                              13,865               -         13,865
-----------------------------------------------------------------------------
Total                             $13,865          $  802        $14,667
-----------------------------------------------------------------------------

March 31, 1996
Bonds                             $     -          $  551        $   551
Commercial paper                    1,078           3,768          4,846
Cash in escrow                          -           1,539          1,539
Other                               4,377               -          4,377
-----------------------------------------------------------------------------
Total                             $ 5,455          $5,858        $11,313
-----------------------------------------------------------------------------


At March 30, 1997 and March 31, 1996, the cost of marketable securities approximated market value.

3)   SALE OF PRODUCT LINE

     Effective the close of business January 10, 1997, the Company sold the MQView product line to Candle Corporation for $7,400. Related assets, net of amortization or depreciation, of $1,617 were removed from the balance sheet and charged against the gain on sale.

     The pro forma consolidated results of operations, as if the MQView sale had occurred at the beginning of the periods presented are:

                                         Unaudited
                                ----------------------------
                                Fiscal 1997      Fiscal 1996
------------------------------------------------------------
Revenues                         $ 32,628          $47,012
Net loss                         $(22,530)         $(7,003)
Net loss per share               $  (1.60)         $ (0.50)

The pro forma results are not necessarily indicative of what actually would have occurred if the disposition had been in effect for the entire periods presented.

4)   PURCHASE OF BLUELINE SOFTWARE, INC.

     Effective the close of business on June 30, 1995, the Company purchased the stock of BlueLine Software, Inc. (BlueLine). The total purchase price was $8,750, of which approximately 50% was paid in cash and 50% was issued in the Company's common stock.

     The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of BlueLine have been included in the consolidated operating results since the date of acquisition.

     On acquisition, approximately $1,900 of goodwill was recorded. A portion of the unamortized balance amounting to $1,035 has been deemed to have no future value and has been written off. This amount is included in other charges for fiscal 1997. Additionally, the Company recorded approximately $738 of escrow cash to be used to offset any unrecorded liabilities that existed at the acquisition date. If no unrecorded liabilities are noted, the balance will be paid out to original BlueLine shareholders.

     Included in the assumed liabilities is an unsecured $1,000 note payable, which was due originally on October 24, 1996. The maturity date was extended to October 24, 1997. This balance carries an interest equal to LIBOR plus 1.75%. As of March 30, 1997 and March 31, 1996, this rate was 7.44% and 6.98% respectively. The carrying value of the note payable approximates fair value.

     A portion of the purchase price amounting to approximately $5,100 was allocated to purchased research and development. This was charged against earnings in the first quarter of fiscal 1996 and was included in other charges.

     Pro forma consolidated results of operations as if BlueLine had been acquired at the beginning of fiscal 1996 are:

                                         Unaudited
                                ----------------------------
                                Fiscal 1996      Fiscal 1995
------------------------------------------------------------
Revenues                         $ 51,284          $61,705
Net income (loss)                $(10,477)         $ 9,926
Net income (loss) per share      $  (0.75)         $  0.69

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented.

5)   SALE OF FORMER HEADQUARTERS

     On October 26, 1993, the Company sold its former headquarters property consisting of land and a building to Best Buy Co. (Best Buy,) a Minnesota corporation, for $8,700. Payment for the building was evidenced by a note receivable due on June 12, 1996 for the same amount. Additionally, the sales agreement required that Best Buy make interest payments of $287 on January 31, 1994 and $430 on the business day immediately preceding each of August 1, 1994, February 1, 1995 and August 1, 1995. On June 12, 1996, the note receivable and $745 in additional accrued interest were paid.

     The property was subject to a mortgage securing a loan to the Company from The Prudential Insurance Company of America ("Prudential.") This mortgage was paid in full upon the payment from Best Buy of the note receivable referred to above. The Company and Prudential had contracted with First Trust National Association ("First Trust") whereby First Trust would receive all amounts due from Best Buy under the sales agreement and make the required payments to Prudential under the Company's loan obligation. The Company had deposited $999 with First Trust to be held in escrow and used to cover the difference, if any, between the payments due from Best Buy and the payments due from Prudential. In June 1996, $443 was returned out of escrow when the note and loan were repaid. The cash held in escrow at First Trust on March 30, 1997 and March 31, 1996 was $0 and $776, respectively.

6)   CAPITALIZED SOFTWARE

     During fiscal 1997, capitalized software cost related to mature products was deemed to have no future value. The recorded amount was written off and is included in other charges. Capitalized software costs are:

                                                        March 30,    March 31,
                                                          1997         1996
------------------------------------------------------------------------------
Capitalized software costs beginning of year             $ 6,286      $ 3,917
Capitalized software acquired through the
  acquisition of BlueLine -- Net                              --        1,273
Software costs capitalized                                 2,704        3,412
Capitalized software costs disposed of in conjunction
  with the sale of the MQView product line                  (236)          --
Software costs written off due to value impairment        (5,132)          --
Less amortization expense                                 (2,249)      (2,316)
------------------------------------------------------------------------------
Capitalized software costs end of year                   $ 1,373      $ 6,286
------------------------------------------------------------------------------

7)   INSTALLMENT RECEIVABLES

     Installment receivables are:

                                                        March 30,    March 31,
                                                          1997         1996
------------------------------------------------------------------------------
Payments to be received under sales-type leases           $1,295      $ 2,824
Less:
    Unearned income                                          (86)        (196)
    Current portion                                         (670)      (1,318)
------------------------------------------------------------------------------
Installment receivables                                   $  539      $ 1,310
------------------------------------------------------------------------------

8)   INCOME TAXES

     On March 30, 1997, the Company has operating loss carryforwards of $55,793 which are available to offset taxable income through 2011. For financial reporting purposes, a valuation allowance has been recorded to offset deferred tax assets that may not be realized. The provision for federal, state, and foreign tax expense consisted of:

                                                          Fiscal Years Ended
                                                        ----------------------
                                                        1997     1996     1995
------------------------------------------------------------------------------
Current
    Federal                                             $ --     $ --     $ --
    Foreign                                              150      158       --
    State                                                 50       45       32
    Alternative minimum tax                               --       --      118
------------------------------------------------------------------------------
Tax provision                                           $200     $203     $150
------------------------------------------------------------------------------

The effective income tax expense differed from the federal statutory rates as noted:

                                                          Fiscal Years Ended
                                                        ----------------------
                                                        1997     1996     1995
------------------------------------------------------------------------------
Taxes at statutory rate                                 (34)%    (34)%     34%
State income taxes                                        1%       1%       1%
Effect of foreign income tax rate                         2%       2%       0%
Alternative minimum tax                                  --       --        1%
Impact of net operating loss carryforward                --       --      (34)%
Change in valuation allowance                            34       34%       0%
------------------------------------------------------------------------------
Effective tax rate                                        3%       3%       2%
------------------------------------------------------------------------------

The components of deferred tax assets and liabilities are as noted:

                                            March 30,      March 31,
                                              1997           1996
--------------------------------------------------------------------
Deferred tax assets
  Net operating loss carryforwards           $ 22,317       $ 19,301
  Research and development credit               1,081          1,081
  Inventory reserve                             1,140            866
  Allowance for doubtful accounts               1,442            735
  AMT carryforward                                127            127
  Other                                         1,701          1,654
--------------------------------------------------------------------
Total deferred tax assets                    $ 27,808       $ 23,764
--------------------------------------------------------------------

Deferred tax liabilities
  Capitalized software                       $   (549)      $ (2,005)
  Depreciation and amortization                  (160)          (342)
--------------------------------------------------------------------
Total deferred tax liabilities               $   (709)      $ (2,347)
--------------------------------------------------------------------

Net deferred tax assets                      $ 27,099       $ 21,417
Valuation allowance                           (27,099)       (21,417)
--------------------------------------------------------------------
Total net deferred tax assets                $     --       $     --
--------------------------------------------------------------------

9)  STOCK OPTIONS AND RESTRICTED STOCK

    The Company has authorized the grant of up to 3,200,000 options under the Company's stock option plans. These options may be granted to certain officers, directors, and employees to purchase the Company's common stock at prices equal to the fair market value of the stock at the date of grant. A majority of the options granted have 10 year terms.

A summary of stock options under these plans is:

                                                            Weighted
                                                             Average
                              Shares                        Exercise
                            Available        Options       Price Per
                            for Grant      Outstanding       Share
--------------------------------------------------------------------
Balance
  April 3, 1994              102,916        1,974,425         $2.42
Shares reserved            1,200,000               --            --
Granted                      (75,000)          75,000          3.63
Exercised                         --         (577,425)         1.95
Cancelled                     24,850          (24,850)         3.16
--------------------------------------------------------------------
Balance
  April 2, 1995            1,252,766        1,447,150         $2.65
Granted                     (257,500)         257,500          9.58
Exercised                         --         (167,400)         2.73
Cancelled                    233,900         (233,900)         4.50
--------------------------------------------------------------------
Balance
  March 31, 1996           1,229,166        1,303,350         $3.64
Granted                     (523,700)         523,700          3.11
Exercised                         --          (52,500)         2.60
Cancelled                    352,100         (352,100)         4.09
--------------------------------------------------------------------
Balance
  March 30, 1997           1,057,566        1,422,450         $3.06
--------------------------------------------------------------------

    As of March 30, 1997 there were 1,013,700 options outstanding with exercise prices between $1.19 and $3.13; 338,750 options outstanding with exercise prices between $3.25 and $5.38; and 70,000 options outstanding with exercise prices between $8.88 and $12.00. At March 30, 1997 outstanding options had a weighted-average contractual life of 6.68 years.

    The number of options exercisable as of March 30, 1997 were 917,475 at a weighted average exercise price of $2.66.

    The weighted average fair value of options granted during fiscal 1997 and fiscal 1996 was $2.11 and $5.18, respectively.

    Pro forma information regarding net loss and related per share data is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted average assumptions for fiscal 1997 and fiscal 1996; risk free interest rate ranging from 6.05%
to 6.72%; dividend yield of 0%; volatility factors of the expected market price of the Company's stock of .772 and .662 respectively; and a weighted average expected life of the options of 6 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fiar value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is:

                       Fiscal      Fiscal
                        1997        1996
------------------------------------------
Net loss             $(14,698)   $(7,753)
Net loss per share:  $  (1.04)   $ (0.56)

     Note: The pro forma effect on net loss for fiscal 1997 and fiscal 1996 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

     The Company has authorized the issuance of up to 300,000 shares of restricted stock and entered into restricted stock agreements with various employees. The agreements call for issuance of the Company's common stock to these employees and provides for vesting generally over a 5-year employment period.

A summary of stock issued under these agreements is:

                                                       Weighted
                                                       Average
                                                        Grant
                     Shares                            Date Fair
                  Available for     Shares     Shares  Value per
                     Grant       Outstanding   Vested    Share
----------------------------------------------------------------
Balance
  April 3, 1994     116,833        183,167     106,267  $1.90
  Granted            (7,500)         7,500           -  11.38
  Vested                  -              -      32,400      -
  Cancelled               -              -           -      -
----------------------------------------------------------------
Balance
  April 2, 1995     109,333        190,667     138,667  $2.27
  Granted            (5,500)         5,500           -  12.00
  Vested                  -              -      16,900      -
  Cancelled               -              -           -      -
---------------------------------------------------------------
Balance
  March 31, 1996    103,833        196,167     155,567  $2.54
  Granted                 -              -           -      -
  Vested                  -              -      16,000      -
  Cancelled           5,800         (5,800)          -   3.99
---------------------------------------------------------------
Balance
  March 30, 1997    109,633        190,367     171,567  $2.49
---------------------------------------------------------------

     The value of the stock at the time of grant is deferred and amortized over the term of the agreements. Compensation expense of $67, $57, and $60 was recognized in fiscal 1997, 1996, and 1995 respectively, related to these agreements.

10) OTHER CHARGES

     In the fourth quarter of fiscal 1997, the Company entered into an exit plan whereby certain activities related to older generation products have been optimized. Costs related to its exit plan have been recorded as a charge against income in the current period. These costs include:

----------------------------------------------------
Continuing rent of un-subleased facilities   $ 1,922
Moving and closing facilities                    400
Write off of property and equipment
  related to these facilities                    125
Write off of goodwill and capitalized
  software                                     6,167
Other                                          2,041
----------------------------------------------------
Total exit costs                             $10,655
----------------------------------------------------

     In the first quarter of fiscal 1996, the Company recorded non-recurring charges of $5,820 related primarily to the purchase of BlueLine and the closing of a west coast location. (See note 4.)

11) COMMITMENTS AND CONTINGENCIES

     The Company has various operating lease agreements which expire through the year 2014 for its facilities principally located in Minnesota, New York, and Western Europe. The Company is responsible for real estate taxes, maintenance, and utilities.

     Future minimum lease payments as of March 30, 1997 are:

                            Future Minimum
Fiscal Year                 Lease Payments
-------------------------------------------
1998                        $ 2,259
1999                          2,269
2000                          2,312
2001                          2,321
2002                          2,546
Thereafter                   15,892

     Rental expense for property and equipment under operating leases for fiscal 1997, 1996, and 1995 was $2,402, $2,177, and $1,800 respectively.

     The Company is involved in various claims and proceedings that, in the opinion of management and counsel, do not involve amounts material to the financial position of the Company.

12) EMPLOYEE BENEFIT PLANS

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

     Employees' contributions can range from 1% to 15% of their compensation. Apertus currently matches 25% of he first 4% of employees' contributions.

     Company contributions were $118, $135, and $121 toward 401(k) employer contributions in fiscal years 1997, 1996, and 1995 respectively.

REPORT OF INDEPENDENT AUDITORS

     The Board of Directors and Shareholders of Apertus Technologies
Incorporated

     We have audited the accompanying consolidated balance sheets of Apertus Technologies Incorporated as of March 30, 1997 and March 31, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended March 30, 1997, March 31, 1996 and April 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Apertus Technologies Incorporated at March 30, 1997 and March 31, 1996, and the consolidated results of its operations and its cash flows for the years ended March 30, 1997, March 31, 1996 and April 2, 1995 in conformity with generally accepted accounting principles.

Minneapolis, MN
May 2, 1997

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

     Apertus maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with the proper authorizations, that all such transactions are properly recorded and summarized to produce reliable financial records and reports, that assets are safeguarded, and that the accountability for assets is maintained. The Company maintains high standards when selecting, training, and developing personnel, to insure that management's objectives of maintaining strong, effective internal controls and unbiased, uniform reporting standards are attained.

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

May 2, 1997

SELECTED HISTORICAL FINANCIAL DATA
     For the Year Ended March 30, 1997
     (Dollars in thousands, except per share amounts)

                                                    For the Fiscal Years Ended
                                          ---------------------------------------------------
                                           1997      1996      1995      1994       1993
---------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
  Revenues                                $37,130   $49,319   $54,626   $26,206    $27,718
---------------------------------------------------------------------------------------------
  Income (loss) from continuing operation (14,715)   (8,001)    9,839    (9,016)     2,485
---------------------------------------------------------------------------------------------
  Net income (loss)                       (14,478)   (7,490)    9,839    (9,016)     2,485
---------------------------------------------------------------------------------------------
  Income (loss) per share
---------------------------------------------------------------------------------------------
  Net income (loss)                         (1.03)    (0.54)     0.69     (0.70)      0.19
---------------------------------------------------------------------------------------------

BALANCE SHEET DATA
  Working capital                           9,243    14,155    23,969    16,280     26,283
 --------------------------------------------------------------------------------------------
  Total assets                             31,877    54,689    55,326    43,563     43,868
---------------------------------------------------------------------------------------------
  Long-term debt/notes payable                  -         -     8,976    12,882      9,270
---------------------------------------------------------------------------------------------
  Shareholders' equity                     15,260    29,329    32,967    21,941     30,527
---------------------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA
  (Dollars in thousands, except per share amounts)
---------------------------------------------------------------------------------------------
                                           First     Second     Third    Fourth    Fiscal
  (Unaudited)                             Quarter    Quarter   Quarter   Quarter  Year 1997
---------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS DATA
  Revenues                                $10,477   $10,538    $9,030    $7,085    $37,130
---------------------------------------------------------------------------------------------
  Net loss                                 (1,129)     (685)   (2,747)   (9,917)   (14,478)
---------------------------------------------------------------------------------------------
  Net loss per share                        (0.08)    (0.05)    (0.19)    (0.71)     (1.03)
---------------------------------------------------------------------------------------------

BALANCE SHEET DATA
  Working capital                          13,471    13,773    11,375     9,243      9,243
---------------------------------------------------------------------------------------------
  Total assets                             44,110    43,538    40,817    31,877     31,877
---------------------------------------------------------------------------------------------
  Lont-term debt/notes payable                  -         -         -         -          -
---------------------------------------------------------------------------------------------
  Shareholders' equity                     28,287    27,808    25,081    15,260     15,260
---------------------------------------------------------------------------------------------

                                                                19

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK (UNAUDITED)

     The Company has not declared any cash dividends on its common stock, and the Board of Directors intends to retain all earnings for use in its business for the foreseeable future. At March 30, 1997, the Company had 1,396 shareholders of record.

     The Company's common stock is traded on NASDAQ under the symbol APTS. The following table sets forth the high and low, end-of-the-day prices for the common stock reported on NASDAQ for the period indicated.

Fiscal 1997                      High                  Low
-----------------------------------------------------------
First Quarter                       5                    3
 Second Quarter               3-11/16                2-5/8
 Third Quarter                3-13/16                2-3/8
 Fourth Quarter                 2-7/8               1-7/16
Fiscal 1996
-----------------------------------------------------------
 First Quarter                     15                7-3/4
 Second Quarter                10-1/2                6-3/4
 Third Quarter                 10-7/8                    7
 Fourth Quarter                 7-3/4                2-3/4


Board of Directors                                Corporate Officers

Robert D. Gordon                                  Robert D. Gordon
Chairman Executive officer,                       Chairman of the Board,
President                                         Chief Executive Officer,
Apertus Technologies Incorporated                 President

Nicholas J. Covalta                               Julie Cummins Brady
Chairman of the Board                             Corporate Vice President,
Atlantis Group, Inc.                              General Counsel and
                                                  Corporate Secretary
Robert W. Fischer
President                                         Sue Hogue
Robert W. Fischer & Co., Inc.                     Corporate Vice President,
                                                  Chief Financial Officer an
Arch J. McGill                                    Chief Administrative Officer
President
Chardonnay, Inc. Group                            Martin Hahn
                                                  Corporate Vice President,
Clarence W. Spangle                               Internet Solutions Division
Independent Consultant

George E. Hubman                                  Auditors
Independent Consultant                            Ernst & Young LLP

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

     A copy of the Company's annual report on Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission may be obtained without charge to shareholders upon written request to:

     Don Mcllwain
     Vice President, Investor Relations
     Apertus Technologies
     Incorporated
     7275 Flying Cloud Drive
     Eden Prairie, MN 5534