Form 10-K, Exhibit 13
period 1998-03-29
APERTUS TECHNOLOGIES INC
filed 1998-06-25
CIK 351139

       1998 ANNUAL REPORT
Year Ended March 29, 1998




[LOGO]

Apertus Technologies Incorporated

Board of Directors

Robert D. Gordon
     Chairman of the Board,
     Chief Executive Officer,
     President
     Apertus Technologies Incorporated

Nicholas J. Covatta, Jr.
     Chairman of the Board
     Atlantis Group, Inc.

Michael Dexter-Smith
     Chief Executive Officer
     VenturCom, Inc.

Robert W. Fischer
     President
     Robert W. Fischer & Co., Inc.

George E. Hubman
     Independent Consultant

Arch J. McGill
     President
     Chardonnay, Inc. Group

Clarence W. Spangle
     Independent Consultant


Corporate Officers

Robert D. Gordon
     Chairman of the Board,
     Chief Executive Officer,
     President

Alexander F. Collier
     Corporate Vice President, Research & Development

David M. Haggerty
     Corporate Vice President, Professional Services

Travis M. Richardson
     Corporate Vice President, Marketing

Steven L. Thimjon
     Corporate Vice President,
     Chief Financial Officer and
     Corporate Secretary

Eugene E. Waara, Jr.
     Corporate Vice President, Sales

MESSAGE TO SHAREHOLDERS

     Fiscal 1998 was a year of significant strategic change at Apertus Technologies Incorporated. In October of 1997, the Company announced its intention to restructure and focus all of its resources on the growing data integration tools and services market. As part of this decision, the Company concluded the sale of its historical network gateway business and, concurrently, acquired Carleton Corporation, a leading provider of data extraction tools.

     In May of 1998, the Company announced its intention to adopt the name Carleton Corporation, capitalizing on the strength of Carleton's name recognition as a data warehousing industry founder. The Company also adopted the tag line "Pure data Pure results" to reflect its exclusive focus and commitment to provide data integration solutions for business critical applications.

     This change was in the best long-term interests of the shareholders. While we are a smaller company today than we were a year ago, we have a clear business focus in a major growth market. The new Company has powerful tools and services that allow organizations to create applications that access and prepare operational data for use in data warehouses, data marts or new enterprise applications like BAAN, Peoplesoft or SAP. Data warehouses and data marts enable corporations to better understand their customers, sales, products and cost structures. The Company, most importantly, has a highly motivated and talented employee base and the financial resources to capitalize on its opportunity.

     The benefits of our new strategy are starting to show. In our fourth quarter, the Company achieved 90% sequential quarterly revenue growth. License revenue grew from the addition of several major new customers, such as Federal Express, VALIC, Health Management Systems and State of Colorado. Significant professional service revenue was generated from our successful implementations, including Bestfoods, Cargill and 3M. We have strengthened our partnerships with organizations like Sybase and Computer Sciences Corporation. These partnerships are an important part of the current and future growth in our revenue.

     A major focus for this coming year will be increased business development through expanded direct sales activity, more partnerships with systems integrators and greater promotional activity to increase the Company's market visibility. The Company recently made a significant investment in expanding its value-based selling process. It is utilizing Michael Bosworth's respected technology Solution Selling framework to enhance the effectiveness of its selling process.

     We continue to invest in enhancing the value of our products to increase the customer's return on investment. Product initiatives will focus on improving the ease of use through a new graphical interface, integrating our products more closely through meta data exchange and extending our conversion support for packaged applications, like SAP. These enhancements build on the solid product foundation the Company achieved in its first months of consolidated operation.

     We are also planning for significant growth in our implementation services. Increasingly, our customers are looking for us to work with them to accelerate the development of key data integration applications driven by critical business needs. These organizations face growing programming resource constraints as well as time to market pressures for their strategic warehouses or new applications. Our ability to provide a proven approach, critical design guidance and experienced data integration professionals enables us to meet this increasing customer demand and is critical to our growth plans for fiscal 1999.

     I would also like to acknowledge the retirement of Clarence Spangle from the Board of Directors and thank Clarence for his years of valuable advice and guidance to the Company.

     We are excited about the future. A clear business focus, a new identity, powerful products and expert services are combining to create an exciting future. I look forward to updating you on our progress.


/s/ Robert D. Gordon
Chairman, CEO & President

MANAGEMENT DISCUSSION AND ANALYSIS



Overview

     During fiscal 1998, the Company completed a major restructuring that transformed the Company into a powerful new player exclusively focused on the dynamic data integration market with tools for data extraction and for preparation of data for new application environments. In October 1997, the Company acquired Carleton Corporation, a leading provider of advanced data warehousing management software solutions, and sold its Internet Solutions Division. The new Company provides a powerful solution allowing organizations to easily restructure their operational data for use by the new generation of advance business analysis tools.

     The sale of the Internet Solutions Division required treatment as a discontinued operation. Accordingly, the operating results for fiscal 1997 and 1996 have been restated to give effect to the discontinued operation. The results for fiscal 1996 are difficult to compare with fiscal 1997 and 1998 due to the significance of business with two customers in fiscal 1996.


Results of Continuing Operations

Fiscal Year 1998 Compared to Fiscal Year 1997

     Fiscal 1998 revenues were $3,048,000 compared to $2,794,000 in fiscal 1997 or an increase of $254,000 or 9%. The increase was the due to the acquisition of Carleton Corporation in October 1997 and its operations being included with the Company beginning in November 1997. The fourth quarter of the fiscal year, or the first full quarter as the new Company, accounted for almost 48% of the years revenues. In the fourth quarter, the Company won license business with several new customers, had other customers complete successful warehousing projects using its products and also began to work effectively with its channel partners. The mix of revenues for the year had a higher percentage of professional services which contributed to the higher cost of revenues.

     Research, development and engineering costs increased significantly from $766,000 in fiscal 1997 to $2,519,000 in fiscal 1998. The increase was due in part to the acquisition of Carleton Corporation, increased level of investment and no capitalization of development costs in fiscal 1998. The Company will continue to invest in making improvements to the products with a focus on product performance, ease of use and added features that address the needs of the developers building data warehouses or migrating data to new packaged applications. Selling, general and administrative expenses increased to $5,100,000 in fiscal 1998 from $4,545,000 in fiscal 1997. The increase is due primarily to the acquisition of Carleton Corporation and the operation of both locations. Management reviewed the level of combined expenses prior to the acquisition and actions were taken to minimize any "excess" spending. Other charges in fiscal 1998 include expensing the purchased research and development of $9,521 resulting from the Carleton acquisition and an $858 write off of capitalized software.

     Net interest income increased from $282,000 in fiscal 1997 to $488,000 due to the increased level of funds available to invest throughout the year.

Fiscal Year 1997 Compared to Fiscal Year 1996

     Fiscal 1997 revenues decreased significantly from $6,332,000 in fiscal 1996 to $2,794,000 in fiscal 1997. The decrease was due to fiscal 1996 having the benefit of sales to two significant customers that were doing large projects using the predecessor product to Enterprise/Integrator. The full commercialization of Enterprise/Integrator did not occur until later in 1997. However, these two customers had experienced significant enterprise problems that required some solution. They had contracted with the Company in fiscal 1995 and the work carried over into fiscal 1996 as well. The Company made a conscious decision in fiscal 1996 and 1997 to slow down in its efforts to get new business until the product was available for full commercialization. The increased cost of sales in fiscal 1997 reflected a higher mix of professional services.

     The reduced level of research, development and engineering costs in fiscal 1997 was due to fewer outside contracting services being employed. Selling, general and administrative expense increased from $4,153,000 in fiscal 1996 to $4,545,000 in fiscal 1997 due primarily to more focus, and investment in, in the portion of the business that now is continuing operations. Other charges in fiscal 1997 reflect the write off of certain capitalized software costs.

     Net interest income decreased from $648,000 in fiscal 1996 to $282,000 in fiscal 1997. The decrease was due in part to reduced funds being available for investment during the year and higher interest and other charges.

     Impact of Inflation

     The Company has not experienced any significant impact from inflation.

     Liquidity and Capital Resources

     The Company had cash and cash equivalents of approximately $11.1 million and $13.9 million at March 29, 1998 and March 30, 1997, respectively. The Company will need to pay certain transaction expenses related to the Carleton acquisition and the sale of the Internet Solutions Division in early fiscal 1999. These expenses have been accrued for and are included in the accrued expenses. The Company does not anticipate any significant capital asset investment in the short term. The Company currently does not have any outside credit arrangement other than the $1 million note that is secured by investments. The Company expects to invest between $3-$4 million in the business in fiscal 1999. The Company believes that the current cash on hand will be sufficient to cover the projected operating and capital cash needs in fiscal 1999. The Company will need to achieve profitability and generate positive cash flow in fiscal 2000 and beyond to meet its expected future operating and capital cash needs.

     Year 2000

     The Year 2000 effect is not expected to have a material impact on the Company. Future developments could have a material adverse effect on the Company.

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share)



                                                                          For the Fiscal Years Ended
                                                                          --------------------------
                                                              March 29,1998     March 30,1997     March 31, 1996
                                                              --------------------------------------------------
REVENUES
     Sales                                                         $2,210            $2,589           $6,105
     Maintenance and other                                            838               205              227
                                                              --------------------------------------------------
     Total                                                          3,048             2,794            6,332

COSTS AND EXPENSES
     Cost of revenues                                               2,202             1,220              921
     Research, development and engineering                          2,519               766            1,224
     Selling, general and administrative                            5,100             4,545            4,153
     Other charges                                                 10,379               382                -
                                                              --------------------------------------------------
     Total                                                         20,200             6,913            6,298
                                                              --------------------------------------------------
     Income (Loss)                                                (17,152)           (4,119)              34

OTHER INCOME (EXPENSE)
     Interest expense                                                 (78)              (83)             (27)
     Investment income                                                566               365              675
                                                              --------------------------------------------------
     Total                                                            488               282              648
                                                              --------------------------------------------------

Income (Loss) from Continuing Operations
     Before Income Taxes                                          (16,664)           (3,837)             682
     Income Tax Expense                                               (10)              (20)             (20)
                                                              --------------------------------------------------
Net Income (Loss) from Continuing Operations                      (16,674)           (3,857)             662

Discontinued Operations
     Income (loss) from operations of discontinued Internet
     Solutions Division (net of taxes of $55, $180 and $183)          606           (10,621)          (8,152)
     Gain on disposal of Internet Solutions Division                4,264                 -                -
                                                              --------------------------------------------------
                                                                    4,870           (10,621)          (8,152)
                                                              --------------------------------------------------
Net (Loss)                                                       ($11,804)         ($14,478)         ($7,490)
                                                              ==================================================
     Income (Loss) Per Common Share-Basic
     Continuing Operations                                         ($1.10)           ($0.28)           $0.05
     Discontinued Operations                                         0.32             (0.75)           (0.59)
                                                              --------------------------------------------------
     Total                                                         ($0.78)           ($1.03)          ($0.54)
                                                              ==================================================

     Income (Loss) Per Common Share-Assuming Dilution
     Continuing Operations                                         ($1.10)           ($0.28)           $0.05
     Discontinued Operations                                         0.32             (0.75)           (0.56)
                                                              --------------------------------------------------
     Total                                                         ($0.78)           ($1.03)          ($0.51)
                                                              ==================================================


See Accompanying Notes to Consolidated Financial Statements

Apertus Technologies Incorporated
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                  March 29, 1998  March 30, 1997
                                                  ------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                          $ 11,111        $  13,865
  Cash in escrow                                          730              802
  Accounts receivable, less allowance for doubtful
    accounts of $185 in 1998 and $3,356 in 1997         1,517            9,437
  Inventories                                              --              923
  Installment receivables - current portion, less
    allowance for doubtful accounts of $250 in 1997        --              420
  Other                                                    76              413
                                                  ------------------------------
  Total current assets                                 13,434           25,860

Property and Equipment
  Property and equipment                                4,649           15,632
  Less accumulated depreciation                        (3,256)         (11,917)
                                                     -------------------------
  Net property and equipment                            1,393            3,715

Other Assets
  Capitalized software - net of accumulated
    amortization of $637 in 1997                           --            1,373
  Installment receivables - net of current portion         --              539
  Goodwill - net of accumulated amortization of
    $453 in 1997                                           --              390
                                                     -------------------------
  Total other assets                                       --            2,302
                                                     -------------------------
  TOTAL                                              $ 14,827        $  31,877
                                                     =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                   $    319        $   7,603
  Accrued expenses                                      3,067            4,281
  Deferred revenue                                        809            3,733
  Note payable                                          1,000            1,000
                                                     -------------------------
  Total current liabilities                             5,195           16,617

Long-term Notes Payable                                   602               --
Shareholders' Equity
  Common stock - authorized 30,000,000 shares
  at $.05 par value; issued and outstanding at
     March 29, 1998 - 16,526,815 shares
     March 30, 1997 - 14,158,623 shares                   826              708
  Additional paid-in capital                           62,723           57,373
  Retained deficit                                    (54,519)         (42,715)
  Unearned compensation                                    --             (106)
                                                     -------------------------
  Total shareholders' equity                            9,030           15,260
                                                     -------------------------
  TOTAL                                              $ 14,827        $  31,877
                                                     =========================

See Accompanying Notes to Consolidated Financial Statements                    5


APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                                        For the Fiscal Years Ended
                                                                                        --------------------------
                                                                       March 29, 1998         March 30, 1997         March 31, 1996
                                                                       ------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                  ($11,804)             ($14,478)               ($7,490)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities net
of acquisition of company:

  Depreciation                                                                 935                 1,619                  1,369
  Amortization                                                                 621                 2,521                  2,520
  Compensation earned on restricted stock                                       52                    67                     57
  Write-off of assets due to impairment                                        858                 6,292                      -
  Loss on sale of property and equipment                                         -                   301                      -
  Gain on sale of product line                                                   -                (5,783)                     -
  Gain on disposal of Internet Solutions Division                           (4,264)                    -                      -
  Non-current portion of other charges                                       9,521                     -                  5,820
  Accounts receivable                                                        1,704                 4,229                    815
  Installment receivables                                                      170                 1,369                    848
  Inventory                                                                    (52)                2,890                   (755)
  Other assets                                                                 163                   851                    176
  Accounts payable, accrued expenses and
   deferred revenue                                                         (8,704)                 (255)                (1,147)
                                                                       ------------------------------------------------------------
  Net cash provided by (used in) operating activities                      (10,800)                 (377)                 2,213

INVESTING ACTIVITIES
  Cash received from sale of product line                                   10,712                 7,400                      -
  Acquisition of business (net of cash acquired)                                68                     -                ( 4,547)
  Purchases of marketable securities                                             -                     -                ( 8,383)
  Sales and maturities of marketable securities                                  -                 4,318                 10,375
  Payments received on note receivable                                           -                 8,700                      -
  Purchases of property and equipment                                         (154)               (1,029)                (2,523)
  Capitalized software                                                           -                (2,704)                (3,412)
  Change in cash held in escrow                                                (15)                  736                   (676)
                                                                       ------------------------------------------------------------
  Net cash provided by (used in) investing activities                       10,611                17,421                 (9,166)

FINANCING ACTIVITIES
  Repayment of debt                                                         (2,750)               (8,976)                  (150)
  Stock repurchased by Company                                                   -                     -                 (1,194)
  Other stock transactions including option exercises                          185                   342                    612
                                                                       ------------------------------------------------------------
  Net cash used in financing activities                                     (2,565)               (8,634)                  (732)
                                                                       ------------------------------------------------------------

  Net increase (decrease) in cash and equivalents                           (2,754)                8,410                 (7,685)
  Beginning cash and equivalents                                            13,865                 5,455                 13,140
                                                                       ------------------------------------------------------------
  Ending cash and equivalents                                              $11,111               $13,865                 $5,455
                                                                       ============================================================

  Supplemental disclosures of cash flow information:
  Cash paid for interest                                                       $74                   $74                   $833
  Cash paid for income taxes                                                   141                    94                    283

6  See Accompanying Notes to Consolidated Financial Statements

APERTUS TECHNOLOGIES INCORPORATED
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                                 Common Stock
                                            ---------------------
                                               Number                    Additional      Accumulated      Unearned
                                             of Shares     Amount     Paid-in Capital      Deficit      Compensation
                                            ------------------------------------------------------------------------
Balance April 2, 1995                       13,526,800      $676          $53,231         ($20,747)        ($193)

Options exercised/Employee
 Stock Purchase                                191,403        10              603               --            --
Acquisition of BlueLine Software, Inc.         504,252        25            4,351               --            --
Net change in restricted stock                   5,500        --               61               --           (61)
Compensation earned                                 --        --               --               --            57
Shares repurchased                            (199,500)      (10)          (1,184)              --            --
Net loss                                            --        --               --           (7,490)           --
                                            ------------------------------------------------------------------------

Balance March 31, 1996                      14,028,455       701           57,062          (28,237)         (197)

Options exercised/Employee
 Stock Purchase                                135,968         7              335               --            --
Net change in restricted stock                  (5,800)       --              (24)              --            24
Compensation earned                                 --        --               --               --            67
Net loss                                            --        --               --          (14,478)           --
                                            ------------------------------------------------------------------------

Balance March 30, 1997                      14,158,623       708           57,373          (42,715)         (106)

Options exercised/Employee
 Stock Purchase                                215,051        10              175               --            --
Acquisition of Carleton Corp.                2,161,191       108            5,229               --            --
Net change in restricted stock                  (8,050)       --              (54)              --            54
Compensation earned                                 --        --               --               --            52
Net loss                                            --        --               --          (11,804)           --
                                            ------------------------------------------------------------------------

Balance March 29, 1998                      16,526,815      $826          $62,723         ($54,519)         $ --
                                            ========================================================================

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 29, 1998
(Dollars in thousands, except per share amounts)

1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

     The consolidated financial statements include the accounts of Apertus Technologies Incorporated and its wholly owned subsidiaries, Systems Strategies, Inc. and BlueLine Software, Inc. (together "the Company"). All inter-company accounts and transactions have been eliminated in consolidation. The net assets and the operations of the two subsidiaries were acquired by Computer Network Technology Corporation in its acquisition of the Company's Internet Solutions Division in October 1997 (see Note 2) while the Company continues to own the legal entities.

Description of Business

     The Company develops and markets software products that provide data integration solutions for business critical applications such as data warehousing and application conversions. The Company distributes its technology and professional services through direct sales and channel partners primarily in North America. Given the level of total sales revenue and the sales amount resulting from each direct licensing agreement, there are several customers with whom the Company did business resulting in more than 10% of the Company's revenues. In fiscal 1996, one customer accounted for approximately 80% of the revenues.

Fiscal Year

     The Company's fiscal year ends on the Sunday nearest March 31. Fiscal 1998, fiscal 1997 and fiscal 1996 were all 52-week years.

Revenue Recognition

     License revenues are recorded when the product is shipped and the customer has accepted the product. Professional services are recorded as revenues when the services are provided. Maintenance revenues are recognized over the time period covered by the related contract.

     The Company is required to adopt the provisions of Statement of Position 97-2, "Software Revenue Recognition", in its fiscal year beginning March 30, 1998. The Company does not expect any significant change in its operations as a result of such adoption.

Cash Equivalents

     Securities that are readily convertible to cash with original maturities of three months or less when purchased are considered cash equivalents. The cost of the cash equivalents approximates market value. Cash and cash equivalents consist of:


                                     March 29, 1998  March 30, 1997
                                     --------------  --------------
     Cash                                   $   306         $ 1,752
     Money market funds                       9,705          10,999
     United States Treasury bills             1,100           1,114
                                     --------------  --------------
                                            $11,111         $13,865
                                     ==============  ==============

Inventories

     All inventories were purchased by Computer Network Technology Corporation in its acquisition of the Company's Internet Solutions Division in October 1997 (see Note 2). Inventories of $923 at March 30, 1997 included raw materials of $390, work-in-process of $455 and finished goods of $78. The inventories were valued at the lower of cost or market with cost determined on a first-in, first-out basis.

Property and Equipment

     Property and equipment are recorded at cost and depreciated on a straight-line basis over the assets' estimated useful lives. Leasehold improvements are depreciated over the lesser of the lease life or the estimated life of the related improvement. Property and equipment consist of:

                                                                Depreciable
                               March 29, 1998  March 30, 1997  Lives in Years
                               ----------------------------------------------
     Machinery and equipment        $3,255         $12,898          3 - 6
     Furniture and fixtures          1,112           1,921         4 - 10
     Leasehold improvements            282             813          4 - 5
                               ------------------------------
                                    $4,649         $15,632
                               ==============================

Capitalized Software

     The Company, in accordance with Statement of Financial Accounting Standard No. 86, capitalizes software development costs by project. These capitalized costs are amortized on a straight-line basis over a period of three years or the expected life of the product, whichever is less. Research and development costs are charged to expense as incurred.

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

Income (Loss) per Share

     The numerators used in the computation of the basic and diluted income
(loss) per share shown on the consolidated statements of operations are the applicable amounts shown as income (loss) from continuing operations and discontinued operations. The denominators used in the calculation of the basic income (loss) per share are 15,178 for fiscal 1998, 14,112 for fiscal 1997 and 13,897 for fiscal 1996 which represent the weighted average shares outstanding for each of the years. These same amounts are used as the denominator in the calculation of the diluted income (loss) per share except for fiscal 1996 which also includes dilutive stock options of 784.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported on the financial statements and in the accompanying notes. Actual results could differ from such estimates.


2) DISCONTINUED OPERATIONS

     The Company closed on an Asset Purchase Agreement (the Agreement) with Computer Network Technology Corporation (CNT) on October 31, 1997 for the sale of the Company's Internet Solutions Division. The terms of the Agreement provided for CNT to pay the Company $11,412 in cash and to assume certain liabilities. A portion of the cash proceeds was placed in escrow pending final resolution of the book value of the net assets acquired by CNT.

     The sale of the Internet Solutions Division has been accounted for as a discontinued operation and reflected as such in the consolidated financial statements for the year ended March 29, 1998. The consolidated financial statements for the years ended March 30, 1997 and March 31, 1996 have been restated to give effect to the discontinued operations. The Internet Solutions Division included the business operations of Systems Strategies, Inc. (acquired by the Company in December 1993) and BlueLine Software, Inc. (acquired by the Company in June 1995). The MQView product line sold to Candle Corporation in January 1997 had also been a part of the Internet Solutions Division. Revenues for the discontinued operations were $13,809, $34,336 and $42,987 for fiscal 1998, 1997 and 1996, respectively.

3)  ACQUISITION OF CARLETON CORPORATION

     The Company closed on an Agreement and Plan of Merger (the Agreement) with Carleton Corporation (Carleton) on October 31, 1997. Under the terms of the Agreement, the Company acquired all the stock of Carleton through (i) the cash purchase of Carleton shares held by shareholders owning less than 20,000 shares and (ii) the exchange of 2,161,191 shares of the Company's common stock (valued at $2.00 per share) and the issuance of notes with an initial face value of $2,000 for the Carleton shares held by shareholders owning more than 20,000 shares. The notes have a maturity date of October 31, 2001, carry an interest rate of 5.81%, are subject to certain offsets and are subject to further adjustments based upon the market price performance of the Company's stock. The notes have been reduced for certain of the offsets and adjustments and have a recorded value of $602 at March 29, 1998. One of the note holders is a Director of the Company whose share in the recorded value is $28. In addition, the Company rolled over any outstanding options and warrants for Carleton stock and converted them into options and warrants for the Company's common stock. The excess of the market value of the Company's common stock over the exercise prices of the options and warrants being rolled over was recorded as additional cost of the acquisition.

     The transaction was accounted for under the purchase method of accounting. The portion of the purchase price that was allocated to purchased research and development ($9,521) was expensed and is included in other charges in the 1998 Consolidated Statement of Operations. The allocation to purchased research and development was based upon an income valuation approach using discounted cash flows from forecasts. The results of the Company subsequent to the acquisition date include the results of the former Carleton Corporation.

     Pro forma consolidated results of continuing operations (excluding other charges) as if the Carleton acquisition had occurred at the beginning of the periods presented are:

                                  (Unaudited)
                             Fiscal 1998   Fiscal 1997
                             -------------------------
     Revenues                    $ 4,852       $ 7,075
     Net loss                     (8,115)       (4,169)
     Net loss per share -
       basic and diluted            (.49)         (.26)

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented.

4)   SALE OF FORMER HEADQUARTERS

     The Company had sold its former headquarters property consisting of land and a building to Best Buy Co., Inc. in October 1993 as evidenced by a note receivable. In June 1996, in accordance with the terms of the sale, the Company received payment under the note receivable in the amount of $8,700, and the mortgage on the property was paid in full.

5)   INSTALLMENT RECEIVABLES

     All installment receivables were purchased by Computer Network Technology Corporation in its acquisition of the Company's Internet Solutions Division (see
Note 2). The long-term installment receivables balance of $539 at March 30, 1997 was net of unearned income of $86 and the current portion of $670.

6) CAPITALIZED SOFTWARE

     A summary of the Company's transactions involving capitalized software is shown below. In fiscal 1998 and 1997, capitalized software costs related to certain products were deemed to be impaired and the unamortized balances were written off and included in other charges in the Consolidated Statements of Operations. The write off in fiscal 1997 included $4,750 that was related to the Internet Solutions Division.

                                          Fiscal 1998   Fiscal 1997
                                          -------------------------
     Balance beginning of year              $1,373        $ 6,286
     Software costs capitalized                 --          2,704
     Sold with MQView product line              --           (236)
     Written off                              (858)        (5,132)
     Amortization                             (515)        (2,249)
                                          -------------------------
     Balance end of year                    $   --        $ 1,373
                                          =========================


7) NOTES PAYABLE

     In addition to the $602 of notes payable to the former Carleton shareholders (see Note 3), the Company has a $1,000 note payable to a bank under the terms of a Credit Agreement. The Credit Agreement's maturity date is October 24, 1998 and the borrowings are secured by a first priority, perfected security interest in the Company's cash and cash equivalents. The balance carries an interest rate equal to the LIBOR plus 1.75% (7.56% at March 29, 1998).


8) INCOME TAXES

     The Company has operating loss carryforwards at March 29, 1998 of approximately $65,614 that are available to offset taxable income through 2012. The carryforwards begin to expire in 2001. A valuation allowance has been recorded to offset net deferred tax assets, resulting primarily from the operating loss carryforwards, that may not be realized. The Company has incurred some foreign and state tax expense in fiscal years 1998, 1997 and 1996. The state tax provisions of $30, $50 and $45 for fiscal years 1998, 1997 and 1996, respectively, have been allocated between continuing and discontinued operations. The foreign tax provisions of $35, $150 and $158 for fiscal years 1998, 1997 and 1996, respectively, have been entirely recorded against discontinued operations. The components of deferred tax assets and liabilities are as noted:

                                     March 29,1998  March 30, 1997
                                     -----------------------------
Deferred tax assets
   Net operating loss carryforwards     $26,246         $22,317
   Research and development credit        1,081           1,081
   Allowance for doubtful accounts           74           1,442
   Inventory reserve                         --           1,140
   AMT carryforward                         127             127
   Other                                    362           1,701
                                     -----------------------------
                                         27,890          27,808
Deferred tax liabilities
   Capitalized software                      --            (549)
   Depreciation and amortization            (60)           (160)
                                     -----------------------------
                                            (60)           (709)
                                     -----------------------------
   Net deferred tax assets               27,830          27,099
   Valuation allowance                  (27,830)        (27,099)
                                     -----------------------------
   Total net deferred tax assets        $    --         $    --
                                     =============================

9) STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK

     The Company has authorized the grant of up to 3,200,000 options under the Company's stock option plans. These options may be granted to certain officers, directors and employees to purchase the Company's common stock at prices equal to the fair market value of the stock at the date of grant. A majority of the options granted have ten year terms and vest over a four year period. The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     During fiscal 1998, the Company repriced all outstanding employee options as of April 3, 1997 to an exercise price of $1.25 per share. However, none of these options are exerciseable prior to June 30, 1998. Any employee whose employment is terminated prior to June 30, 1998 may exercise any vested options but only at the original exercise price. Extended exercise periods were granted to certain employees who were terminated as a result of the Company's sale of its Internet Solutions Division. The only exerciseable options at March 29, 1998 other than those rolled over in conjunction with the Carleton acquisition are those options held by the Board and those held by terminated employees. These options total 565,225 and have exercise prices ranging from $1.25 to $12.00.

     The acquisition of Carleton Corporation resulted in the Company rolling over certain options and warrants to buy Carleton stock into options and warrants to buy the Company's stock. These Carleton options and warrants converted into 500,631 options and 135,145 warrants on the Company's stock. The warrants include warrants on 92,141 shares at $.02 per share and 43,004 shares at $6.98 per share and are exerciseable through May 2002. The holders of the options and warrants are fully vested.

     A summary of stock options is:

                                                                                            Weighted
                                                                  Weighted                  Average
                                                                   Average                  Rollover
                                     Shares                       Exercise     Rollover     Exercise
                                   Available      Options         Price Per     Options     Price Per
                                   For Grant    Outstanding         Share     Outstanding     Share
                               ----------------------------------------------------------------------
Balance April 2, 1995               1,252,766     1,447,150         $2.65
     Granted                         (257,500)      257,500          9.58
     Exercised                                     (167,400)         2.73
     Canceled                         233,900      (233,900)         4.50
                               ---------------------------------
Balance March 31, 1996              1,229,166     1,303,350          3.64
     Granted                         (523,700)      523,700          3.11
     Exercised                                      (52,500)         2.60
     Canceled                         352,100      (352,100)         4.09
                               ---------------------------------
Balance March 30, 1997              1,057,566     1,422,450          3.06
     Granted                       (1,196,800)    1,196,800          1.24
     Rollover                                                                   500,631       $ .18
     Exercised                                      (75,000)         1.35       (81,661)        .20
     Canceled                         722,375      (722,375)         1.70       (32,557)        .47
                               ---------------------------------                =======
Balance March 29, 1998                583,141     1,821,875         $1.75       386,413       $ .23
                               =================================                =======

     The rollover options from the Carleton acquisition are fully vested and are currently exerciseable. The rollover options outstanding at March 29, 1998 include 174,006 options at an exercise price of $.02 per share, 56,415 options at an exercise price of $.19 per share and 155,992 options at an exercise price of $.47 per share.

     The 1,821,875 options outstanding at March 29, 1998 include 1,188,650 options with exercise prices between $1.19 and $1.50; 437,350 options with exercise prices between $1.62 and $2.47; and 195,875 options with exercise prices between $3.13 and $12.00. At March 29, 1998 the outstanding options had a weighted average contractual life of 7.17 years.

     Pro forma information regarding net loss and related per share data is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options, other than those rolled over with the Carleton acquisition, under the fair value method of the statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998, fiscal 1997 and fiscal 1996: risk-free interest rate ranging from 3.63% to 6.72%; dividend yield of 0%; volatility factors of the expected market price of the Company's stock of .747, .722 and
 .662 respectively; and a weighted average expected life of the options of 6 years. The weighted average fair value of options granted during fiscal 1998, 1997 and 1996 was $1.10, $2.11 and $5.18, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is:

                                    Fiscal 1998   Fiscal 1997   Fiscal 1996
                                    ---------------------------------------
          Net loss                   $(11,939)     $(14,698)      $(7,753)
          Net loss per share -
            basic and diluted            (.79)        (1.04)         (.56)

     Note: The pro forma effect on net loss for the fiscal years is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

     The Company has authorized the issuance of up to 300,000 shares of restricted stock and entered into restricted stock agreements with various employees. The agreements call for issuance of the Company's common stock to these employees and provide vesting generally over a five-year period.

     A summary of stock issued under these agreements is:

                                                              Weighted
                                                               Average
                                                                Grant
                            Shares                            Date Fair
                           Available    Shares      Shares    Value Per
                           For Grant  Outstanding   Vested      Share
                           --------------------------------------------

Balance April 2, 1995       109,333     190,667     138,667     $ 2.27
  Granted                    (5,500)      5,500          --      12.00
  Vested                         --          --      16,900
                           ---------------------------------
Balance March 31, 1996      103,833     196,167     155,567       2.54
  Vested                         --          --      16,000
  Canceled                    5,800      (5,800)         --       3.99
                           ---------------------------------
Balance March 30, 1997      109,633     190,367     171,567       2.49
  Vested                         --          --      10,750
  Canceled                    8,050      (8,050)         --       6.74
                           ---------------------------------
Balance March 29, 1998      117,683     182,317     182,317     $ 2.30
                           =================================

     The value of the stock at the time of grant is deferred and amortized over the term of the agreements. Compensation expense of $52, $67 and $57 was recognized in fiscal 1998, 1997 and 1996, respectively, related to these agreements.

10) OTHER CHARGES

     Other charges for fiscal 1998 include the expense recognition of the purchased research and development resulting from the Carleton acquisition (see
Note 3) and the write off of capitalized software (see Note 6). Other charges for fiscal 1997 include the write off of capitalized software (see Note 6). Additional items previously included in other charges for fiscal 1997 totaling $10,274 have been included in discontinued operations. These charges were for rent on un-subleased facilities, costs in moving and closing facilities, write off of property and equipment relating to the facilities, write off of goodwill and capitalized software and other.


11) COMMITMENTS AND CONTINGENCIES

     The Company has an operating lease on its sales and research and development office facility in Massachusetts through September 2001. Under that lease, the Company is responsible for base rent plus any operating cost escalation. The Company is also a party to several operating leases for which the Company has either assigned its interest to another party or has arrangements with subtenants. These leases provide for a base rent and a sharing in the operating costs. This includes the Company's current headquarters in Minnesota. The Company has assigned its interest in the leased building in which its headquarters is located to Best Buy Co., Inc. The Company is currently looking at alternative locations to move its headquarters and Minnesota operations. The Company has accrued for any identifiable exposures on its leases and estimated costs relating to its upcoming move.

     Future minimum lease payments, net of any subleases or assignments, as of March 29, 1998 are:

                                 Future Minimum
               Fiscal Year       Lease Payments
               -----------       --------------
                  1999                $230
                  2000                 185
                  2001                 194
                  2002                 102

     Net rent expense charged to continuing operations for property and equipment under operating leases for fiscal 1998, 1997 and 1996 was approximately $305, $212 and $202, respectively.

     The Company is involved in various claims and proceedings that, in the opinion of management and counsel, do not involve amounts material to the financial position of the Company.


12) EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) Savings and Investment Plan for its eligible employees. Employees scheduled to work 1,000 hours in the first year may become participants in the before tax contributions feature of the Plan as of the enrollment date after their date of hire. Employees may become participants in the matching contribution feature of the Plan as of the first enrollment date following six months of service.

     Employees' contributions can range from 1% to 15% of their compensation. The Company currently matches 25% of the first 4% of employees' contributions. Company contributions were $67, $118 and $135 toward 401(k) employer contributions in fiscal years 1998, 1997 and 1996, respectively.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Apertus Technologies
Incorporated

     We have audited the accompanying consolidated balance sheets of Apertus Technologies Incorporated as of March 29, 1998 and March 30, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended March 29, 1998, March 30, 1997 and March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apertus Technologies Incorporated at March 29, 1998 and March 30, 1997, and the consolidated results of its operations and its cash flows for the years ended March 29, 1998, March 30, 1997 and March 31, 1996 in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 1, 1998



COMPANY REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Apertus Technologies Incorporated

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

     The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees, meets regularly and on special occasions, as needed, with corporate financial management and the independent auditors to review their activities. The independent auditors have access to the Audit Committee without management being present to discuss the results of their work, adequacy of internal financial controls and the quality of financial reporting.

Minneapolis, Minnesota
May 1, 1998

SELECTED HISTORICAL FINANCIAL DATA
For the Year Ended March 29, 1998
(Dollars in thousands, except per share amounts)

                                                                 For the Fiscal Years Ended
                                                                 --------------------------
                                                      1998        1997        1996       1995      1994
                                                     ----------------------------------------------------
STATEMENTS OF OPERATIONS DATA
 Revenues                                            $  3,048    $  2,794   $  6,332   $ 8,298         *
 Net income (loss) from
   continuing operations                              (16,674)     (3,857)       662     2,780         *
 Net income (loss) per share from
   continuing operations - basic                        (1.10)       (.28)       .05       .21         *
 Net income (loss) per share from
   continuing operations - assuming
   dilution                                             (1.10)       (.28)       .05       .20         *
 Net income (loss)                                    (11,804)    (14,478)    (7,490)    9,839    (9,016)
 Net income (loss) per share - basic                     (.78)      (1.03)      (.54)      .74      (.70)
 Net income (loss) per share -
    assuming dilution                                   ( .78)      (1.03)      (.51)      .69      (.70)


BALANCE SHEET DATA
  Total assets                                         14,827      31,877     54,689    55,326    43,563
  Long-term debt/notes payable                            602           -          -     8,976    12,882
  Shareholders' equity                                  9,030      15,260     29,329    32,967    21,941

*Company operations were in one segment. Revenues from continuing operations were not significant until GTE and Telecom Australia revenue in fiscal 1995.


SELECTED QUARTERLY FINANCIAL DATA
(Dollars in thousands, except per share amounts)
(Unaudited)

                                                      First    Second      Third      Fourth      Fiscal
                                                     Quarter   Quarter     Quarter    Quarter      Year
                                                     -----------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Fiscal 1998
         Revenues                                    $   279    $   536    $    770    $ 1,463    $  3,048
         Net loss from continuing operations          (1,452)    (1,282)    (12,255)    (1,685)    (16,674)
         Net loss                                       (527)      (979)     (8,715)    (1,583)    (11,804)
         Net loss per share*:
           Continuing operations                        (.10)      (.09)       (.77)      (.10)      (1.10)
           Net loss                                     (.04)      (.07)       (.55)      (.10)       (.78)

Fiscal 1997
         Revenues                                        411        431       1,335        617       2,794
         Net loss from continuing operations            (914)    (1,061)       (374)    (1,508)     (3,857)
         Net loss                                     (1,129)      (685)     (2,747)    (9,917)    (14,478)
         Net loss per share*:
           Continuing operations                        (.07)      (.08)       (.03)      (.11)       (.28)
           Net loss                                     (.08)      (.05)       (.19)      (.70)      (1.03)

*Net loss per share calculations are the same for basic and diluted in fiscal 1998 and 1997.

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK

     The Company has not declared any cash dividends on its common stock, and the Board of Directors intends to retain all earnings for use in its business for the forseeable future. At March 29, 1998 the Company had 1,342 shareholders of record. The Company's common stock is traded on the Nasdaq National Market under the symbol APTS. The following table sets forth the high and low, end-of-the-day prices for the common stock as reported by the Nasdaq National Market for the period indicated.

                                        High       Low
                                      -------------------
               Fiscal 1998

                   First Quarter       1 7/8      1 3/16
                   Second Quarter      2 3/4      1 3/8
                   Third Quarter       2 1/2      1 7/32
                   Fourth Quarter      1 3/4      1 1/8

               Fiscal 1997

                   First Quarter       5          3
                   Second Quarter      3 11/16    2 5/8
                   Third Quarter       3 13/16    2 3/8
                   Fourth Quarter      2 7/8      1 7/16

     A copy of the Company's annual report on Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission may be obtained without charge to shareholders upon written request to:

     Steven Thimjon
     Vice President and Chief Financial Officer
     Apertus Technologies Incorporated
     7275 Flying Cloud Drive
     Eden Prairie, MN 55344

APERTUS TECHNOLOGIES INCORPORATED






7275 Flying Cloud Drive
Eden Prairie, Minnesota 55344
www.apertus.com
www.carleton.com
1.612.828.0300


(C)1998 Apertus Technologies Incorporated. All rights reserved. All other brand and product names are trademarks or registered trademarks of their respective companies.