Form 10-K405, Exhibit 13
period 1999-03-28
CARLETON CORP
filed 1999-07-13
CIK 351139

                                                                      Exhibit 13
                                                                      ----------


                                                          Carleton
                                                          Pure data Pure results












                                                       1999 ANNUAL REPORT
                                                       Year Ended March 28, 1999



                               Carleton is a leading provider of customer data management solutions for customer-focused front office and analytical applications.

BOARD OF DIRECTORS

Robert D. Gordon
   Chairman of the Board,
   Chief Executive Officer,
   Chief Financial Officer,
   President
   Carleton Corporation

Nicholas J. Covatta, Jr.
   Chairman of the Board
   Atlantis Group, Inc.

Michael Dexter-Smith
   Chief Executive Officer
   VenturCom, Inc.

Robert W. Fischer
   President
   Robert W. Fischer & Co., Inc.

George E. Hubman
   Independent Consultant

Arch J. McGill
   President
   Chardonnay, Inc. Group



CORPORATE OFFICERS

Robert D. Gordon
   Chairman of the Board,
   Chief Executive Officer,
   Chief Financial Officer,
   President

Alexander F. Collier
   Corporate Vice President, Research & Development

David M. Haggerty
   Corporate Vice President, Professional Services

Travis M. Richardson
   Corporate Vice President, Marketing

Eugene E. Waara, Jr.
   Corporate Vice President, Sales

MESSAGE TO SHAREHOLDERS

Fiscal year 1999 was an exciting year for the new Carleton Corporation. Key accomplishments included new company positioning around customer relationship management (CRM), the introduction of Carleton's new Pure-View(TM) customer data management products, and growing revenue momentum that reflects early market success for our new products and positioning. The challenge looking forward to fiscal year 2000 is to accelerate revenue momentum and secure new capital to expand sales and marketing.

Positioning and Products

Today Carleton is positioned as a leading provider of customer data management solutions. Carleton's Pure-View is the only integrated solution that combines data from diverse sources to create complete and accurate customer profiles to enable CRM applications. This positioning fulfills our vision, which was articulated in October 1997. At that time, the new Carleton was created through the merger of Apertus Technologies Incorporated and Carleton Corporation to focus on developing and marketing a new generation of customer data management solutions by leveraging core technologies of the combined companies. In November 1998, Carleton reinforced this positioning by introducing Pure-View to aggressively target CRM applications, one of the fastest growing segments of the corporate IT solutions market.

Market Opportunity

The market opportunity for Carleton is expected to be significant. IDC, a leading market research firm, estimates the combined market for analytical applications and tools to build, manage and access the underlying data warehouses and data marts will increase from $4.9 billion in 1998 to $11.8 billion by the year 2002. Carleton's Pure-View customer data management solution is well positioned to participate in this growth by addressing the growing demand for accurate customer data. Carleton sees customer data management as a critical success factor for fueling the new generation of analytical CRM applications that are designed for targeting, penetrating and retaining customers.

Pure-View changes the competitive paradigm with its superior capabilities and strong competitive differentiation. Unlike expensive multi-vendor alternatives, Pure-View is the only product that combines the complete data extraction, data transformation, and deep customer data cleansing capabilities required for CRM applications in one cost-effective solution.

Since the release of Pure-View in November 1998, Carleton has achieved market validation and success, winning major new accounts like ABN AMRO, H&R Block and RCN Corporation. Pure-View has also received strong support from leading marketing analysts like Gartner, META Group and Aberdeen, and growing interest from major systems integrators.

Fiscal 2000 Challenges

To realize the full potential of Pure-View, Carleton must significantly increase its investment in new sales and marketing programs. To meet this objective, Carleton has retained Dougherty Summit Securities, an investment banking firm that specializes in financing emerging growth companies, to advise Carleton on strategic alternatives for financing Pure-View growth. Carleton anticipates presenting a formal proposal to shareholders for approval at its 1999 annual meeting later this summer.

The creation of the new Carleton is an exciting venture and I remain confident the new Carleton will be a success.

/s/ Robert D. Gordon

Robert D. Gordon
Chairman, CEO, CFO, and President

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Carleton Corporation delivers data integration software and services that enable large organizations to rapidly deploy business-critical applications, such as customer relationship management systems (CRM), data warehouses, data marts and new packaged applications. Industry analysts estimate that the data preparation process--including data extraction, transformation, cleansing, integration, dimensioning & aggregating--represents as much as 60-80% of the deployment costs of a data warehouse. Our solutions provide unparalleled capability in automating these critical data preparation processes, resulting in faster application development, improved data quality, lower implementation costs, and reduced overall project risk. Our corporate tag line "Pure data Pure results" captures our expertise and focus on data integration along with our commitment to our customer's success.

We offer an integrated product suite which provides a complete solution for creating and maintaining customer relationship management systems, data warehouses, data marts or packaged application conversions.

Our products are meta data-driven in their architecture, which not only speeds the development process but also simplifies ongoing maintenance. Meta data is automatically captured in our meta data repository. This repository contains all the business, technical and operational information required for creating, maintaining and managing the data preparation process. The repository serves as the integration point between our tools, resulting in increased developer productivity. In addition, the meta data can be exported to other leading third party tools.

Our implementation services are designed to help our customers be successful in their deployment of their business-critical applications. Our customers like the fact that we offer a wide range of services, including product training, on-site mentoring for fast project start-ups and full project management capabilities. At Carleton, we take a deliverables-driven approach to managing projects, with clearly defined goals that meet the deadline and budget parameters of each project.



RESULTS OF CONTINUING OPERATIONS

Restatement of Financial Statements

On October 31, 1997, we acquired the former Carleton Corporation in a transaction accounted for using the purchase method. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," we allocated costs of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values using valuation methods believed to be appropriate at the time. We expensed in-process research and development (IPR&D) ($9.5 million) related to the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method."

In response to the Securities and Exchange Commission (SEC) letter to the AICPA dated September 9, 1998 regarding its views on IPR&D, we have re-evaluated our original IPR&D charge taken in connection with the acquisition. As a result of the re-evaluation, we have revised the purchase price allocation and restated our financial statements for the fiscal year ended March 29, 1998. We have decreased the amount previously expensed as IPR&D and increased the amount capitalized as developed technology and goodwill by $7.9 million for the fiscal year ended March 29, 1998. Additionally, amortization of goodwill related to the restatement has been increased by $1.1 million for the fiscal year ended March 29, 1998.

The effect of these adjustments on the reported consolidated financial statements as of and for the year ended March 29, 1998 is disclosed in Note 4 to the Consolidated Financial Statements - Acquisition of the Former Carleton Corporation.



Valuation Analysis - Acquisition of the former Carleton Corporation

Valuation Methodology

Standard valuation procedures and techniques were utilized in determining the fair value of each intangible asset. The valuation was performed by an outside organization in conformity with the requirements of the Principals of Appraisal Practice Code of Ethics of the American Society of Appraisers. Intangible assets were identified through discussions regarding the Company's intentions for future use of the acquired assets, interviews with the Company's management, and analysis of data provided by the Company concerning its products, technologies, markets, historical financial performance, estimates of future performance, and the assumptions underlying those estimates. The economic and competitive environment in which the Company and the former Carleton Corporation operate was also considered in the valuation analysis.

Specifically, purchased research and development was identified and valued through extensive discussions with the Company's management and the Company's analysis of the data provided concerning developmental products, their respective stage of development, the time and resources needed to complete them, their expected income-generating ability, their target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased research and development project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

Valuation Analysis

The value of the acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from the former Carleton Corporation. Management's analysis also considered anticipated product development and product introduction schedules for future products, product sales cycles, and the estimated life of a product's underlying technology.

Revenue

Revenue estimates for the acquired technologies were developed by the Company's management and represent expectations of the former Carleton Corporation on a stand-alone basis, exclusive of any synergies that may be derived from the combination with the Company.

Operating Expenses

Operating expenses used in the valuation analysis of the former Carleton Corporation included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. Selected operating expense assumptions were based on an evaluation of the overall business model, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics.

Cost of Goods Sold. Cost of goods sold, expressed as a percentage of revenue, for the in-process technologies was estimated to be 11% throughout the estimation period. Cost of goods sold estimates, expressed as a percentage of revenues, were based on historical and expected cost of goods sold as a percentage of revenues, and an assessment of general industry gross margins.

General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the in-process technologies was estimated to decline from 25.1% for the 3.9 months ended February 28, 1998 (the former Carleton Corporation's fiscal year end) to 8.4% for the fiscal year ended February 28, 1999. G&A expense was estimated to stabilize at 5.0% of revenue for the remainder of the estimation period. These estimates were based on historical company-wide G&A levels.

Selling and marketing expense. Selling and marketing expense, expressed as a percentage of revenue, for in-process technologies was estimated to decline from 77.6% to 14.5% during the estimation period based upon the former Carleton Corporation's historical experience with similar products.

Maintenance research and development ("R&D") expense. Maintenance R&D activities and associated expenses consist of the costs associated with activities undertaken after a product is available for general release to correct errors or keep products updated with current information. These activities include routine changes and additions. The maintenance R&D expense, expressed as a percentage of revenue, for the in-process technologies was estimated to be approximately 1.0% throughout the estimation period based on the former Carleton Corporation's historical experience with similar products.

Operating margin. Accordingly, operating margins for the in-process technologies were estimated to increase from -14.7% for the 3.9 months ended February 28, 1998 to 50.9% during 1999 to 68.5% during 2004. The anticipated early release in fiscal 1999 of Passport 5.6-5.7 and later release in fiscal 1999 of Pure Extract were estimated to generate significant licensing revenues and propel the improved operating margin in fiscal 1999.

Effective Income Tax Rate

The effective tax rate utilized in the analysis of the in-process technologies reflected the former Carleton Corporation's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years. The effective tax rate, expressed as a percentage of operating income, for the in-process technologies was estimated to be approximately 34.0% throughout the estimation period.

Discount Rate

The discount rate selected for the in-process technology was 30%. In the selection of the appropriate discount rate, primary consideration was given to the former Carleton Corporation's Weighted Average Cost of Capital ("WACC"), as well as venture capital rates of return. The discount rate utilized for the in-process technology was determined to be higher than the former Carleton Corporation's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the former Carleton Corporation's WACC, the Company's management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

Comparison to Actual Results

The assumptions used in the projections of revenues from IPR&D projects and the estimated costs and completion dates for those projects were reasonable based on factors known at the acquisition date. Our actual results for the fiscal year ended March 28, 1999 reflect several unexpected difficulties that we encountered during the year:

         1) The quality of the acquired Passport 5.6-5.7 technology was dramatically different than presented at acquisition. There were significant customer issues that arose after acquisition. These quality issues led to the loss of Software AG as a partner and, consequently, no revenue was generated by them in the fiscal year ended March 28, 1999. The quality issues also resulted in no revenue being generated by NCR, another partner, in the Pacific Rim for the year ended March 28, 1999. As a result, the Company had to direct development resources towards dealing with the quality issues, which delayed the completion of previously anticipated development projects.

         2) The integration of the acquired Passport 5.6-5.7 technology into the Company's existing Enterprise Integrator technology was more challenging than anticipated and required the unplanned addition of third party products to complete the Company's planned release of an integrated product suite. The complexity of integrating the differing technologies required significantly more development effort than originally anticipated and delayed the release of the anticipated integrated products. The release of the integrated products was further delayed by the realization that additional functionality would have to be included in the release of the integrated suite of products in order to achieve the Company's revenue goals. The Company completed a Software License Reseller Agreement with Firstlogic, Inc. on August 1, 1998 that allows the Company to market Firstlogic's Firstlogic ACE Library Functionality(TM), Firstlogic TrueName Library Functionality(TM) and Firstlogic ZIP+4 Database(TM) as additional tools in the Company's integrated suite of products. On September 29, 1998 the Company completed an agreement with RelMat Corporation (now part of Cognos Corporation) to resell their DecisionStream(TM) software as part of the Company's integrated suite of products. Anticipated revenues from the integrated products were not fully realized in the fiscal year ended March 28, 1999 due to the delays associated with the difficulties in integrating the technologies and the need to add additional functionality to the product suite through the inclusion of third party products.

         3) The legal issues with respect to the ownership of some of the Passport code required the Company to divert development resources towards removing the disputed code from the product and replacing it with new, internally-developed code. This diversion of resources delayed the completion of development on Passport 5.6-5.7.

The Company believes that the delay in the release of the integrated suite of products and the unanticipated quality problems associated with the acquired Passport technology resulted in the large shortfall between estimated revenues used for the valuation of IPR&D and actual revenues. The Company believes that its estimates for costs and expenses used in the valuation of IPR&D were reasonable.

Fiscal Year 1999 Compared to Fiscal Year 1998

Revenues and earnings in the software industry are subject to fluctuation. The Company derives revenues from:

    o licensing of its software products and third party software products that the Company sells under reseller agreements,

    o professional consulting and implementation services and
    o other services, consisting primarily of maintenance fees paid by the Company's installed customer base for ongoing technical support services.

Revenues were $5,559,000 in fiscal 1999 compared to $3,048,000 in fiscal 1998, an increase of $2,511,000 or 82%. The increase in revenues was due to fiscal 1999 including a full twelve months of operations of the combined operations of the Company and the former Carleton Corporation compared to only five months of combined operations in fiscal 1998 and sales growth in the third and fourth quarters of fiscal 1999. License revenues increased by $833,000 or 90% to $1,755,000 in fiscal 1999. Professional services revenues increased by $1,052,000 or 72% to $2,518,000 in fiscal 1999. Other services revenues increased by $626,000 or 95% to $1,286,000 in fiscal 1999. Costs of revenues increased by 49% in fiscal 1999, resulting in an improved gross profit margin of 41% compared to 28% in fiscal 1998. Gross profit margins improved for each source of revenue in fiscal 1999 compared to fiscal 1998 although the costs of professional services still exceeded the revenues generated. The absence of capitalized software amortization, increased utilization efficiency of the professional services consultants and the increase in maintenance revenues (a result of both twelve months of combined operations and the Company's increased installed customer base) were the most significant factors contributing to the improved gross profit margins in fiscal 1999.

The proportion of revenue types (licensing, professional services and other services) to total revenues remained relatively constant in fiscal 1999 compared to fiscal 1998. The Company believes that licensing revenues must grow significantly both in total and as a proportion of total revenues in order to achieve profitability.

Research, development and engineering expenses increased by $850,000 or 34% in fiscal 1999 compared to fiscal 1998. Additionally, $231,000 of costs related to PureoExtract were capitalized in fiscal 1999. Research, development and engineering expenses consist primarily of personnel costs, facility costs and equipment and software costs. The increase was due to fiscal 1998 expenses reflecting only five months of expenses from the combined operations of the Company and the former Carleton Corporation and to the Company's ongoing commitment to invest in improvements to our products' performance. The Company will continue to invest in product improvement with its focus on performance, ease of use and added features in order to address the requirements of our customers.

Selling, general and administrative expenses increased by $539,000 or 11% in fiscal 1999 compared to fiscal 1998. Selling, general and administrative expenses consist primarily of personnel costs, facility costs and professional fees. Fiscal 1999 results reflect a full twelve months of expenses of the combined operations of the Company and the former Carleton Corporation compared to only five months of expenses from the combined operations in the fiscal 1998 results. Personnel savings in the general and administrative area were realized through the elimination of duplicative executive and office positions. The savings realized in general and administrative personnel reductions were partially offset by the expansion of the sales and business development force, which was necessary to support the increased level of sales. Additionally, marketing expenses increased in fiscal 1999 as the Company invested in product placement, market positioning and brand identification. Fiscal 1999 expenses include approximately $250,000 of non recurring legal expenses associated with the settlement of the legal dispute between the Company and Case Associates and Carleton Europe in excess of the amount that was available as an offset against the notes payable to the former Carleton shareholders (see Notes 4 and 6).

Other charges decreased by $943,000 or 26% in fiscal 1999 compared to fiscal 1998. Other charges consist primarily of amortization of goodwill recorded in connection with the acquisition of the former Carleton Corporation. The decrease in fiscal 1999 is due to the absence of the $1,600,000 charge for acquired in-process research and development taken in connection with the acquisition of the former Carleton Corporation recorded in fiscal 1998 and the write off of $858,000 of capitalized software taken in fiscal 1998. Fiscal 1999 results reflect a full year of amortization of goodwill recorded in connection with the acquisition of the former Carleton Corporation compared to five months of amortization in fiscal 1998 (see Note 4).

Net interest income decreased by $171,000 in fiscal 1999 due to the decrease in funds available to invest throughout the year because of the Company's need to fund its operating loss.

Fiscal Year 1998 Compared to Fiscal Year 1997

In fiscal 1998, the Company completed a major restructuring to focus itself exclusively on the dynamic data integration market. The Company sold its Internet Solutions Division and acquired the former Carleton Corporation. Both of these transactions were completed in October 1997. The sale of the Internet Solutions Division has been reflected as a discontinued operation.

Fiscal 1998 revenues were $3,048,000 compared to $2,794,000 in fiscal 1997, an increase of $254,000 or 9%. The increase in revenues was due to the acquisition of the former Carleton Corporation in October 1997 and its operations being included with the Company beginning in November 1997. Revenues for the Company, excluding the incremental revenues associated with the acquisition of the former Carleton Corporation, decreased by $1,080,000 or 39% compared to fiscal 1997.

Fiscal 1998 license revenues decreased $870,000 or 49% to $922,000 compared to fiscal 1997. The decrease in licensing revenues was due to fewer installations in fiscal 1998 compared to the prior year. Professional services revenues increased by $669,000 or 84% to $1,466,000 in fiscal 1998 compared to fiscal 1997. Incremental revenues provided by the acquisition of the former Carleton Corporation accounted for approximately $187,000 of the increase. The remainder of the increase was derived both from continuing engagements at existing customers and new engagements at fiscal 1998 installations. Other services revenues increased by $455,000 or 222% to $660,000 in fiscal 1998. Incremental revenues provided by the acquisition of the former Carleton Corporation accounted for $412,000 of the increase. Costs of revenues increased by $982,000 or 80% in fiscal 1998, resulting in a decrease in the gross profit margin percentage to 28% compared to 56% in fiscal 1997. The decrease in gross profit margin percentage was attributable to the decrease in higher margin licensing revenues and the increase in lower margin professional services revenues. In addition, the amortization of capitalized software against lower fiscal 1998 licensing revenues reduced the gross profit margin percentage of licensing revenues.

Research, development and engineering expenses increased significantly from $766,000 in fiscal 1997 to $2,519,000 in fiscal 1998. The increase was due in part to the acquisition of the former Carleton Corporation, an increased level of investment and no capitalization of development costs in fiscal 1998. The Company's focus on investment in research, development and engineering was on product performance and stability, ease of use and increased functionality. The Company did not capitalize any development costs in fiscal 1998 because the ongoing development projects had not achieved technological feasibility.

Selling, general and administrative expenses increased by $555,000 or 12% to $5,100,000 in fiscal 1998 compared to fiscal 1997. The increase was due primarily to the acquisition of the former Carleton Corporation and the expenses associated with maintaining operations at both locations.

Other charges increased by $3,198,000 to $3,580,000 in fiscal 1998 compared to fiscal 1997. Other charges in fiscal 1998 include the write-off of $1,600,000 of in-process research and development taken in connection with the acquisition of the former Carleton Corporation, $1,101,000 of amortization of goodwill recognized in connection with the acquisition of the former Carleton Corporation and the write off of $858,000 of capitalized software.

Net interest income increased by $206,000 in fiscal 1998 due to the increase in funds available to invest throughout the year.


Impact of Inflation

The Company has not experienced any significant impact from inflation.


Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $3,168,000 and $11,111,000 at March 28, 1999 and March 29, 1998 respectively. The Company does not anticipate any significant capital asset investment in the short term. The Company currently does not have any outside credit arrangement other than the $1,000,000 note that is secured by investments.

The Company estimates that its current cash balances will not be sufficient to fund operations of the Company through the end of fiscal 2000. Accordingly, the report of the independent auditors on the Company's fiscal 1999 financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern. There can be no assurance that the Company will be able to obtain additional financing on satisfactory terms, or at all. If the Company is unable to obtain additional financing, it will be forced to cease operations and it may be forced to seek protection under bankruptcy laws.

Year 2000

Introduction

The Company relies heavily on sophisticated information technology ("IT") and non-information technology ("Non-IT") for its business operations. Additionally, the Company's products consist of sophisticated software products that interface directly with our customers' information technology systems. The Company's Year 2000 (Y2K) compliance issues are, therefore, broad and complex. The Company established a Y2K Committee in December 1998 to coordinate and support the Company's Y2K compliance effort.

The Company's Y2K compliance efforts are focused on business-critical items. Hardware, software (including our software products), systems, technologies and applications are considered "business-critical" if a failure would have a material adverse effect on the Company's business, financial condition or results of operations. The Company believes that its Y2K compliance effort is on schedule and believes that it will achieve Y2K compliance prior to January 1, 2000.

Carleton Corporation Software Products

The Company has, and continues to, take significant actions to ensure Y2K compliance with customers' use of the Carleton family of data integration tools. The Company has developed a comprehensive suite of Y2K tests and has performed those tests against its products. The testing of Enterprise Integrator 4.3.1, Passport 5.1 for the Mainframe, Passport 5.7.02 and Pure Dimension has been completed, and these products meet the Company's Y2K compliance requirements. For those customers with current support agreements, Enterprise Integrator 4.3.1 was shipped prior to March 28, 1999, Passport 5.7.02 was shipped by May 7, 1999 and Passport 5.1 release CAL216 was shipped by May 14, 1999.

Although the Company believes its Y2K testing has been extensive and rigorous, in the event that unforeseen compliance issues arise, they will be corrected and delivered to customers as part of the support agreements between the customer and the Company. The Company will also take steps to ensure that all releases subsequent to the above releases and all new products will also be Y2K compliant.

Internal business-critical infrastructure and applications software
The Company's compliance efforts for all business-critical infrastructure and applications software ("IT Systems") are 95% complete as of March 28, 1999. The Company has inventoried all of its IT Systems. All of the Company's internal hardware systems are Y2K compliant as of March 28, 1999. The software packages that the Company uses for internal processing to support its operations and to support its on-going development efforts are obtained from outside vendors. These software packages are Y2K compliant and have been installed as of March 28, 1999 with the exceptions of the voice-mail software for both the Minnetonka and Billerica facilities, router software for the Company's network servers and the software used for payroll processing. The voice-mail software was installed at the end of April 1999 for the Billerica facility. The voice-mail software for our Minnetonka facility was installed in the middle of May 1999. The router software for our network servers and the payroll processing software were installed at the end of April 1999.

Interfaces with Material Third Parties

The Company is making concerted efforts to understand the Y2K status of third parties, including property owners of our leased office facilities, telecommunications vendors, utilities, banks, payroll processors and the trustee of the Company's 401(k) Investment and Savings Plan. The Y2K non-compliance of any of these third parties could have a material adverse effect on the Company's business, financial condition or results of operations. The Company is actively encouraging Y2K compliance on the part of third parties and is developing contingency plans in the event of their Y2K non-compliance.

The Company's vendor and product compliance program includes the following tasks: assessing vendor compliance status; tracking vendor compliance progress; addressing contract and lease language; developing contingency plans, including identifying alternate suppliers and assessing the availability of redundant or backup sources; and sending questionnaires. The Company is requesting assurances from its vendors and other third party suppliers that they are addressing Y2K issues and that the products and services purchased by the Company from these vendors and suppliers will function properly in the year 2000 and beyond. If third parties fail to respond to these questionnaires, the Company sends further mail or phone correspondence. Continued failure to respond to these questionnaires could lead to replacement of these vendors or other third party suppliers.

Costs to Address Y2K Compliance

The total estimated cost for resolving the Company's Y2K issues is not expected to exceed $110,000, of which approximately $85,000 has been spent through March 28, 1999. This includes the cost of testing the Company's products for Y2K compliance and costs relating to internal processing systems or vendor-provided systems that may be incurred in making such systems Y2K compliant. Estimates of Y2K costs are based on numerous assumptions, and there can be no assurance that the estimates are correct or that actual costs will not be materially greater than anticipated.

Contingency Planning and Risks

The Company has begun developing contingency plans for Y2K non-compliance. These plans include identifying alternate suppliers, vendors, procedures, conducting staff training and developing communication plans. Any significant incremental costs associated with these plans will not become known until these plans are fully developed. The Company's standing Y2K Committee has been assigned the task of developing and coordinating the Y2K non-compliance contingency plan. The Company's goal is to complete its Y2K non-compliance contingency plan by September 30, 1999.

Based on its assessments to date, the Company does not believe that it will experience any material disruption of its internal information processing, interfacing with customers or processing of orders and billing due to Y2K non-compliance. However, if certain critical third-party providers, such as those providers supplying electricity, water or telephone service, experience difficulties resulting in disruption of service to the Company, a shutdown of certain of the Company's operations at individual facilities could occur for the duration of the disruption. The Company believes that the greatest Y2K exposure exists in infrastructure areas such as telecommunications (both voice and data) and electricity and other utilities. The Company is working closely with the property owners of the Company's leased facilities to assess the possibility of providing backup systems to provide power in the event of an electrical infrastructure failure and with its major telecommunications vendors to provide alternate or redundant telecommunications availability in the event of a telecommunications infrastructure failure. A temporary slowdown or cessation of operations at one or more of the Company's facilities could result in delays in meeting customers' orders, the timing of billings to and receipt of payment from customers and could result in complaints, charges or claims. The Y2K non-compliance of customers could potentially delay the receipt of orders for the Company's products and also the timing of payments for products already delivered.

The Company believes that its Y2K program, including related contingency planning, should significantly lessen the possibility of significant interruptions of normal operations. While costs related to the Y2K non-compliance of third parties, business interruptions, litigation and other liabilities related to Y2K issues could materially and adversely affect the Company's business, results of operations and financial condition, the Company believes its Y2K compliance effort will enable the Company to manage its Y2K transition without any material effect on its business, financial condition or results of operations.

The most reasonably likely worst-case scenario of failure by the Company or its suppliers or customers to resolve Y2K issues could potentially be a temporary slowdown or cessation of operations at one or more of the Company's facilities and/or a temporary inability on the part of the Company to process orders in a timely manner and to deliver finished products to customers. Delays in meeting customers' orders could potentially affect the timing of billings to and payments received from customers and could result in complaints, charges or claims. Customers' Y2K issues could potentially also delay the receipt of orders for the Company's products and also the timing of payments to the Company for products already delivered.

Safe Harbor for Forward-Looking Statements

Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" or made by management of the Company which contain more than historical information may considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) which are subject to risks and uncertainties. These statements often contain words like believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. Forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: any statements regarding future sales and other results of operations; any statements regarding the continuation of historical trends; any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resources; and any statements regarding the future of the software industry, the segment of the software industry within which the Company operates, or the Company's business. Actual results may differ materially from those expressed in the forward-looking statements because of important factors identified in this section and those set forth on Exhibit 99.1 to the Company's annual report on Form 10-K for the fiscal year ended March 29, 1998.

Carleton Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share)


                                                                          For the Fiscal Years Ended
                                                          ---------------------------------------------------------
                                                          March 28,1999         March 29,1998        March 30, 1997
                                                          ---------------------------------------------------------
                                                                                    (restated)
REVENUES
     License                                                    $ 1,755               $   922               $ 1,792
     Professsional services                                       2,518                 1,466                   797
     Other services                                               1,286                   660                   205
                                                          ---------------------------------------------------------
     Total                                                        5,559                 3,048                 2,794
COSTS OF REVENUES
     License                                                        382                   515                   416
     Professional services                                        2,726                 1,644                   687
     Other services                                                 162                    43                   117
                                                          ---------------------------------------------------------
     Total                                                        3,270                 2,202                 1,220
                                                          ---------------------------------------------------------
Gross Profit                                                      2,289                   846                 1,574

OPERATING EXPENSES
     Research, development and engineering                        3,369                 2,519                   766
     Selling, general and administrative                          5,639                 5,100                 4,545
     Other charges                                                2,637                 3,580                   382
                                                          ---------------------------------------------------------
     Total Operating Expenses                                    11,645                11,199                 5,693
                                                          ---------------------------------------------------------
     (Loss) from Operations                                      (9,356)              (10,353)               (4,119)

OTHER INCOME (EXPENSE)
     Interest expense                                               (73)                  (78)                  (83)
     Investment income                                              390                   566                   365
                                                          ---------------------------------------------------------
     Total                                                          317                   488                   282
                                                          ---------------------------------------------------------
(Loss) from Continuing Operations Before Income Taxes            (9,039)               (9,865)               (3,837)
Income tax expense                                                   --                   (10)                  (20)
                                                          ---------------------------------------------------------
(Loss) from Continuing Operations                                (9,039)               (9,875)               (3,857)
Discontinued Operations
     Income (Loss) from operations of discontinued Internet
     Solutions Division (net of taxes of $0 , $55 and $180)          --                   606               (10,621)
     Gain on disposal of Internet Solutions Division                185                 4,264                    --
                                                          ---------------------------------------------------------
                                                                    185                 4,870               (10,621)
                                                          ---------------------------------------------------------
Net (Loss)                                                      ($8,854)              ($5,005)             ($14,478)
                                                          =========================================================
     (Loss) Per Common Share-Basic and Diluted
     Continuing Operations                                       ($2.71)               ($3.25)               ($1.40)
     Discontinued Operations                                        .06                  1.60                ( 3.75)
                                                          ---------------------------------------------------------
     Total                                                       ($2.65)               ($1.65)               ($5.15)
                                                          =========================================================

See Accompanying Notes to Consolidated Financial Statements

CARLETON CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
                                                           March 28,   March 29,
                                                             1999        1998
                                                           ---------------------
                                                                      (restated)

ASSETS
Current Assets
     Cash and cash equivalents                             $  3,168    $ 11,111
     Cash in escrow                                              65         730
     Accounts receivable, less allowance for doubtful
        accounts of $50 in 1999 and $185 in 1998              2,016       1,517
     Other                                                      296          76
                                                           --------------------
     Total current assets                                     5,545      13,434

Property and Equipment
     Property and equipment                                   2,666       4,649
     Less accumulated depreciation                           (1,845)     (3,256)
                                                           --------------------
     Net property and equipment                                 821       1,393

Other Assets
     Intangible assets - net of accumulated amortization
         of $3,743 in 1999 and $1,101 in 1998                 4,184       6,827
     Capitalized software                                       231        --
                                                           --------------------
     Total other asssets                                      4,415       6,827
                                                           --------------------
     TOTAL ASSETS                                          $ 10,781    $ 21,654
                                                           ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                      $    183    $    319
     Accrued expenses                                         1,421       3,067
     Deferred revenue                                           962         809
     Note payable                                             1,000       1,000
                                                           --------------------
     Total current liabilities                                3,566       5,195

Long-term Notes Payable                                         174         602

Shareholders' Equity
     Common stock - authorized 6,000,000 shares
     at $.25 par value;  issued and outstanding at
         March 28, 1999 - 3,345,918 shares,
         March 29, 1998 - 3,305,363 shares                      836         826
     Additional paid-in capital                              62,779      62,751
     Retained deficit                                       (56,574)    (47,720)
                                                           --------------------
         Total shareholders' equity                           7,041      15,857
                                                           --------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 10,781    $ 21,654
                                                           ====================



See Accompanying Notes to Consolidated Financial Statements

Carleton Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                          For the Fiscal Years Ended
                                                          ---------------------------------------------------------
                                                          March 28,1999          March 29,1998       March 30, 1997
                                                          ---------------------------------------------------------
                                                                                    (restated)
OPERATING ACTIVITIES
Net loss                                                        ($8,854)               ($5,005)            ($14,478)
Adjustments to reconcile net loss to net cash (used in)
operating activities net of acquisition of company:
     Depreciation                                                   409                    935                1,619
     Amortization                                                 2,643                  1,722                2,521
     Compensation earned on restricted stock                         --                     52                   67
     Write-off of assets due to impairment                           --                    858                6,292
     (Gain) Loss on sale of property and equipment                   (2)                    --                  301
     Gain on sale of product line                                    --                     --               (5,783)
     Gain on disposal of Internet Solutions Division               (185)                (4,264)                  --
     Non-current portion of other charges                            --                  1,621                   --
     Accounts receivable                                           (499)                 1,704                4,229
     Installment receivables                                         --                   170                 1,369
     Inventories                                                     --                   (52)                2,890
     Other assets                                                  (220)                  163                   851
     Accounts payable, accrued expenses and
       deferred revenue                                          (1,211)               (8,704)                 (255)
                                                          ---------------------------------------------------------
     Net cash (used in) operating activities                     (7,919)              (10,800)                 (377)

INVESTING ACTIVITIES
     Cash received from sale of product line                         --                 10,712                7,400
     Acquisition of business (net of cash acquired)                  --                     68                   --
     Sales and maturities of marketable securities                   --                     --                4,318
     Payments received on note receivable                            --                     --                8,700
     Purchases of property and equipment                            (94)                  (154)              (1,029)
     Capitalized software                                          (231)                    --               (2,704)
     Change in cash held in escrow                                  664                    (15)                 736
                                                          ---------------------------------------------------------
     Net cash provided by investing activities                      339                 10,611               17,421

FINANCING ACTIVITIES
     Repayment of debt                                             (428)                (2,750)              (8,976)
     Other stock transactions including option exercises             65                    185                  342
                                                          ---------------------------------------------------------
     Net cash used in financing activities                         (363)                (2,565)              (8,634)
                                                          ---------------------------------------------------------
     Net increase (decrease) in cash and equivalents             (7,943)                (2,754)               8,410
     Beginning cash and equivalents                              11,111                 13,865                5,455
                                                          ---------------------------------------------------------
     Ending cash and equivalents                                $ 3,168                $11,111              $13,865
                                                          =========================================================
     Supplemental disclosures of cash flow information:
     Cash paid for interest                                        $ 76                    $74                  $74
     Cash paid for income taxes                                      18                    141                   94
     Non-cash issuance of common stock and debt for
       acquisition of business                                       --                  6,344                   --

See Accompanying Notes to Consolidated Financial Statements

Carleton Corporation
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                             Common Stock
                                       -----------------------
                                          Number                         Additional     Accumulated     Unearned
                                        of Shares       Amount       Paid-in Capital    Deficit      Compensation
                                       --------------------------------------------------------------------------
Balance March 31, 1996                 2,805,691         $701            $57,062         ($28,237)          ($197)
Options exercised/Employee
  Stock Purchase                          27,194            7                335               --              --
Net change in restricted stock            (1,160)          --                (24)              --              24
Compensation earned                           --           --                 --               --              67
Net loss                                      --           --                 --          (14,478)             --
                                       --------------------------------------------------------------------------
Balance March 30, 1997                 2,831,725          708             57,373          (42,715)           (106)
Options exercised/Employee
  Stock Purchase                          43,010           10                175               --              --
Acquisition of Carleton Corp.            432,238          108              5,257               --              --
Net change in restricted stock            (1,610)          --                (54)              --              54
Compensation earned                           --           --                 --               --              52
Net loss                                      --           --                 --           (5,005)             --
                                       --------------------------------------------------------------------------
Balance March 29, 1998                 3,305,363          826             62,751          (47,720)             --
Options exercised/Employee
  Stock Purchase                          40,555           10                 28               --              --
Net Loss                                      --           --                 --           (8,854)             --
                                       --------------------------------------------------------------------------
Balance March 28, 1999                 3,345,918         $836            $62,779         ($56,574)            $--
                                       ==========================================================================

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 28, 1999
(Dollars in thousands, except per share amounts)

1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Carleton Corporation and its wholly owned subsidiaries (together "the Company"). All inter-company accounts and transactions have been eliminated in consolidation. The net assets and the operations of the two subsidiaries, Systems Strategies, Inc. and BlueLine Software Inc., were acquired by Computer Network Technology Corporation in its acquisition of the Company's Internet Solutions Division in October 1997 (see Note 3) while the Company continues to own the legal entities. The Company is in the process of liquidating these subsidiaries.

Description of Business

The Company operates in one segment which develops and markets software products that provide data integration solutions for business critical applications such as customer relationship management systems, data warehousing and application conversions. The Company distributes its technology and professional services through direct sales and channel partners primarily in North America. In fiscal 1999, sales to one customer accounted for 22% of total revenues and sales to a second customer accounted for 11% of total revenues. In fiscal 1998, one customer accounted for 20% of total revenues and a second customer accounted for 14% of total revenues. In fiscal 1997, one customer accounted for 15% of total revenues, a second customer accounted for 13%, a third customer accounted for 11%, and a fourth customer accounted for 10% of total revenues. The customer that accounted for 20% of total revenues in fiscal 1998 is the same customer that accounted for 13% of total revenues in fiscal 1997.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest March 31. Fiscal 1999, fiscal 1998 and fiscal 1997 were all 52-week years.

Revenue Recognition

License revenues are recorded when the persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable in accordance with AICPA Statement of Position 97-2. Professional services revenues are recorded when the services are provided. Maintenance revenues are recognized over the time period covered by the related contract.

Cash Equivalents

Securities that are readily convertible to cash with original maturities of three months or less when purchased are considered cash equivalents. The cost of the cash equivalents approximates market value. Cash and cash equivalents consist of:
                                           March 28, 1999       March 29, 1998
                                           -----------------------------------
      Cash                                     $ 186                  $ 306
      Money market funds                       1,867                  9,705
      US Treasury bills & Bank CD's            1,115                  1,100
                                           -----------------------------------
      Total cash and cash equivalents        $ 3,168               $ 11,111
                                           ===================================
Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over the assets' estimated useful lives. Leasehold improvements are depreciated over the lesser of the lease life or the estimated life of the related improvement. Property and equipment consist of:
                                                                    Depreciable
                                  March 28, 1999  March 29, 1998  Lives in Years
                                  ----------------------------------------------
      Machinery and equipment         $ 2,078        $ 3,255           3 - 6
      Furniture and fixtures              588          1,112           4 - 10
      Leasehold improvements               --            282           4 - 5
                                     --------------------------
      Total property and equipment    $ 2,666        $ 4,649
                                     ==========================

Capitalized Software

The Company, in accordance with Statement of Financial Accounting Standard No. 86, capitalizes software development costs by project. These capitalized costs are amortized on a straight-line basis over a period of three years or the expected life of the product, whichever is less. Research and development costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Income (Loss) per Share

The numerators used in the computation of the basic and diluted income (loss) per share shown on the consolidated statements of operations are the applicable amounts shown as income (loss) from continuing operations and discontinued operations. The denominators used in the calculation of the basic income (loss) per share are 3,339 for fiscal 1999, 3,036 for fiscal 1998 and 2,822 for fiscal 1997, which represent the weighted average shares outstanding for each of the years. These same amounts are used as the denominator in the calculation of the diluted income (loss) per share.

Stock Split

The Company completed a 1-for-5 reverse stock split during fiscal 1999. Accordingly, all share, per share, weighted average share and stock option information for periods prior to the split have been restated to reflect the split.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported on the financial statements and in the accompanying notes. Actual results could differ from such estimates.

Reclassification

Certain prior year items have been reclassified to conform to current year presentation.


2)     GOING CONCERN

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to do so will be dependent upon obtaining additional funds from external sources and generating sufficient working capital for operations. The Company has been exploring and continues to explore potential strategic relationships. In May 1999, Dougherty Summit Securities, LLC, an investment banking firm specializing in financing emerging growth companies, was retained by the Company to advise it on strategic financing alternatives.

Due to uncertainties related to the ability of management to achieve its plans, no assurances can be given as to the ability of the Company to continue in existence. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3)     DISCONTINUED OPERATIONS

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

The sale of the Internet Solutions Division has been accounted for as a discontinued operation and reflected as such in the consolidated financial statements. The Internet Solutions Division included the business operations of Systems Strategies, Inc. (acquired by the Company in December 1993) and BlueLine Software, Inc. (acquired by the Company in June 1995). The MQView product line sold to Candle Corporation in January 1997 had also been a part of the Internet Solutions Division. Revenues for the discontinued operations were $13,809 and $34,336 for fiscal 1998 and 1997 respectively.


4)     ACQUISITION OF THE FORMER CARLETON CORPORATION

The Company closed on an Agreement and Plan of Merger (the Agreement) with the former Carleton Corporation (Former) on October 31, 1997. Under the terms of the Agreement, the Company acquired all the stock of Former through (i) the cash purchase of Former shares held by shareholders owning less than 20,000 shares and (ii) the exchange of 432,238 shares of the Company's common stock (valued at $10.00 per share) and the issuance of notes with an initial face value of $2,000 for the Former shares held by shareholders owning more than 20,000 shares. The notes have a maturity date of October 31, 2001, carry an interest rate of 5.81%, and are subject to certain offsets as well as further adjustments based upon the market price performance of the Company's stock. The initial face value of the notes was reduced by $1,000 to a value of $1,000 at March 29, 1998. This reduction was based upon the provision in the notes that allowed the Company to reduce the face value of the notes based upon the Company's total revenues for the period between September 29, 1997 and March 28, 1997. Another offset related to the disagreement over ownership of certain intellectual property included within the former Carleton Corporation products. Such disagreement was resolved in a settlement agreement dated March 19, 1999 between Case Associates and Carleton Europe, N.V., and the Company. These offsets, together with other offsets and adjustments, reduced the value of the notes to $0 at March 28, 1999 and $602 at March 29, 1998. One of the noteholders is a Director of the Company whose share in the recorded value was $0 at March 28, 1999 and $28 at March 29, 1998.

In addition, the Company rolled over any outstanding options and warrants for Former stock and converted them into options and warrants for the Company's common stock. The excess of the market value of the Company's common stock over the fair value of the options and warrants being rolled over, in the amount of $1,022 net of forfeitures, was recorded as an additional cost of the acquisition.

The total purchase price of $10,868 consisted of the value of the common stock issued ($4,322), the value given to options and warrants net of forfeitures ($1,022), the value of the notes payable less the $1,000 adjustment for the revenue shortfall ($1,000), the liabilities assumed ($3,744), and transaction expenses and other items ($780). The total purchase price was allocated to current and fixed assets acquired ($1,340) and goodwill and other intangibles ($9,528).

Pro forma consolidated results of continuing operations (excluding other charges) as if the Carleton acquisition had occurred at the beginning of the periods presented are:
                                                            (Unaudited)
                                                   Fiscal 1998       Fiscal 1997
                                                   -----------       ----------
         Revenues                                    $4,852            $7,075
         Net loss  from continuing operations        (2,858)           (4,169)
         Net loss from continuting operations
          per share - basic and diluted                (.87)            (1.30)

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented.

Valuation Methodology

The transaction was recorded under the purchase method of accounting. Standard valuation procedures and techniques were utilized in determining the fair value of each intangible asset. The valuation was performed by an outside organization in conformity with the requirements of the Principals of Appraisal Practice Code of Ethics of the American Society of Appraisers. Intangible assets were identified through discussions regarding the Company's intentions for future use of the acquired assets, interviews with the Company's management, and analysis of data provided by the Company concerning products, technologies, markets, historical financial performance, estimates of future performance, and the assumptions underlying those estimates. The economic and competitive environment in which the Company and the former Carleton Corporation operate was also considered in the valuation analysis.

Specifically, purchased research and development was identified and valued through extensive discussions with the Company's management and the Company's analysis of the data provided concerning developmental products, their respective stage of development, the time and resources needed to complete them, their expected income-generating ability, their target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased research and development project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

Valuation Analysis

The value of the acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from the former Carleton Corporation. Management's analysis also considered anticipated product development and product introduction schedules for future products, product sales cycles, and the estimated life of a product's underlying technology. The purchase consideration allocated to the intangible assets based on fair values is as follows (in thousands):

              In-process research and development             $1,600
              Developed technology                             1,800
              Assembled work force                               700
              Customer base                                      900
              Trademark and trade name                           900
              Goodwill                                         3,628
                                                              ------
              Total purchase consideration                    $9,528
                                                              ======

Developed technology and goodwill acquired are being amortized on a straight line basis over three years.

The purchase price allocation related to the former Carleton Corporation acquisition differs from what was originally recorded. The Company allocated costs of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values using valuation methods believed to be appropriate at the time. The Company expensed in-process research and development (IPR&D) ($9.5 million) related to the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method."

Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998 regarding its views on IPR&D, the Company has re-evaluated its IPR&D charges on the acquisition of the former Carleton Corporation. Consequently, the Company has revised the purchase price allocations and restated the fiscal 1998 annual financial statements and the financial statements for the first three quarters of fiscal 1999. The Company has decreased the amount previously expensed as IPR&D and increased the amount capitalized as developed technology and goodwill by $7.9 million. The effect of the restatement related to acquired in-process technology in the following table presents the impact on the Company's results of operations for the fiscal year ended March 29, 1998 and its financial position at March 29, 1998 (in thousands). The adjustment results from the decrease in the value assigned to acquired in-process technology and the increased amortization of goodwill.

                                                                       Year Ended March 29, 1998
              Results of Operations:
                Loss from Continuing Operations                               ($16,674)
                Adjustment related to acquired in-process technology             6,799
                                                                           -----------
                Restated                                                       ($9,875)
                                                                           ===========
                Net loss as previously reported                               ($11,804)
                Adjustment related to acquired in-process technology             6,799
                                                                           -----------
                Restated net loss                                              ($5,005)
                                                                           ===========
                Loss per share as previously reported                           ($3.90)
                Adjustment related to acquired in-process technology              2.25
                                                                           -----------
                Restated loss per share                                         ($1.65)
                                                                           ===========


              Financial Position                                           March 29, 1998
                Intangible assets previously reported                                -
                Adjustment related to acquired in-process technology
                and valuation of stock options                                   6,827
                                                                           -----------
                Restated                                                        $6,827
                                                                           ===========
                Retained deficit, as previously reported                      ($54,519)
                Adjustment related to acquired in-process technology             6,799
                                                                           -----------
                Restated                                                      ($47,720)
                                                                           ===========

5)     CAPITALIZED SOFTWARE

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
                                            Fiscal 1999         Fiscal 1998
                                            -----------         -----------
              Balance beginning of year      $  --                $1,373
              Software costs capitalized       231                    --
              Written off                       --                  (858)
              Amortized                         --                  (515)
                                            -----------         -----------
              Balance end of year             $231                $   --
                                            ===========         ===========

6)    NOTES PAYABLE

In addition to the notes payable to the former Carleton shareholders (see Note
4), the Company has a $1,000 note payable to a bank under the terms of a Credit Agreement. The Credit Agreement's maturity date is October 31, 1999, and the borrowings are secured by a first priority, perfected security interest in the Company's cash and cash equivalents. The balance carries an interest rate equal to the LIBOR plus 1.75% (7.0625% at March 28, 1999). As discussed in Note 4, the Company resolved a disagreement over certain intellectual property rights with Case Associates and Carleton Europe, N.V. The agreement called for a $300,000 payment by the Company on the date of the agreement and $200,000 payable on March 16, 2001. Per terms of the settlement, this note is non-interest bearing. Accordingly, the present value of the note has been recorded assuming the Company's current cost of money as the discount factor.

     Note Payable to:                         March 28, 1999     March 29, 1998
                                              --------------     --------------
     Current:
       Bank                                        1,000              1,000
     Long-term:
       Case Associates and Carleton Europe N.V.      174                 --
       Former Carleton shareholders                    --               602

7)     INCOME TAXES

The Company has operating loss carryforwards at March 28, 1999 of approximately $66,138 that are available to offset taxable income through 2013. The carryforwards begin to expire in 2001. A valuation allowance has been recorded to offset net deferred tax assets, resulting primarily from operating loss carryforwards that may not be realized. The Company has incurred some foreign and state tax expense in fiscal years 1999, 1998 and 1997. The state tax provisions of $0, $30 and $50 for fiscal years 1999, 1998 and 1997, respectively, have been allocated between continuing and discontinued operations. The foreign tax provisions of $0, $35 and $150 for fiscal years 1999, 1998 and 1997, respectively, have been entirely recorded against discontinued operations. The components of deferred tax assets and liabilities are as noted:


                                                       March 28,1999      March 29, 1998
                                                       -------------      --------------
              Deferred tax assets
                  Net operating loss carryforwards       $ 29,802            $ 26,276
                  Research and development credit           1,081               1,081
                  Allowance for doubtful accounts              20                  74
                  AMT carryforward                            127                 127
                  Other                                       217                 362
                                                       -------------      --------------
                                                           31,248              27,921
              Deferred tax liabilities
                  Capitalized software                        (92)                 --
                  Depreciation and amortization                (4)                (60)
                                                       -------------      --------------
                                                              (96)                (60)
                                                       -------------      --------------
                  Net deferred tax assets                  31,152              27,861
                                                       -------------      --------------
                  Valuation allowance                     (31,152)            (27,861)
                                                       -------------      --------------
              Total net deferred tax assets             $      --            $      --
                                                       =============      ==============


8)     STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK

The Company has authorized the grant of up to 640,000 options under the Company's stock option plan. These options may be granted to certain officers, directors and employees to purchase the Company's common stock at prices equal to the fair market value of the stock at the date of grant. A majority of the options granted have ten-year terms and vest over a period of two to four years. The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

During fiscal 1998, the Company repriced all outstanding employee options as of April 3, 1997 to an exercise price of $6.25 per share. During fiscal 1999, the Company cancelled the majority of stock options outstanding and reissued new options as of December 7, 1998. Vesting terms for these new options range from two to four years depending on the time elapsed from the grant date of the underlying cancelled options. Exerciseable options at March 28, 1999, other than those rolled over in conjunction with the Carleton acquisition, include options held by terminated employees and current or former directors. These options total 96,700 and have exercise prices ranging from $6.25 to $60.00.

The acquisition of the former Carleton Corporation resulted in the Company rolling over certain options and warrants to buy former Carleton stock into options and warrants to buy the Company's stock. These former Carleton options and warrants converted into 100,126 options and 27,029 warrants for the Company's stock. The warrants include warrants on 18,428 shares at $.13 per share and 8,601 shares at $34.88 per share and are exerciseable through May 2002. These options and warrants are fully vested. A summary of stock options is:


                                                                                             Weighted
                                                                    Weighted                 Average
                                                                     Average                 Rollover
                                       Shares                       Exercise     Rollover    Exercise
                                      Available         Options     Price Per    Options     Price Per
                                      For Grant       Outstanding     Share    Outstanding     Share
                                      ---------------------------------------  -----------------------
       Balance March 31, 1996                245,833      260,670      $18.20
         Granted                            (104,740)     104,740       15.55
         Exercised                                --      (10,500)      13.00
         Canceled                             70,420      (70,420)      20.45
                                      ---------------------------------------
       Balance March 30, 1997                211,513      284,490       15.30
         Granted                            (239,360)     239,360        6.20
         Rollover                                 --           --          --      100,126        $.90
         Exercised                                --      (15,000)       6.75      (16,332)       1.00
         Canceled                            144,475     (144,475)       8.50       (6,511)       2.35
                                      ---------------------------------------  -----------------------
       Balance March 29, 1998                116,628      364,375        8.75       77,283        1.15
         Granted                            (397,850)     397,850        1.73           --          --
          Exercised                                -            -           -      (33,200)       1.18
         Canceled                            431,075     (431,075)       6.48       (3,184)       1.85
                                      ---------------------------------------  -----------------------
       Balance March 28, 1999                149,853      331,150       $2.82       40,899       $1.03
                                      =======================================  =======================

The rollover options from the Carleton acquisition are fully vested and are currently exercisable. The rollover options outstanding at March 28, 1999 include 19,617 options at an exercise price of $.10 per share, 6,896 options at an exercise price of $.95 per share and 14,386 options at an exercise price of $2.35 per share. At March 28, 1999 and March 29, 1998, all of the outstanding rollover options were exercisable.

The 331,150 options outstanding at March 28, 1999 include 275,450 options with exercise prices between $1.19 per share and $2.63 per share; 45,000 options with exercise prices between $6.25 per share and $8.13 per share; 9,500 options with exercise prices between $15.63 per share and $17.81 per share; and 1,200 options with an exercise price of $60.00 per share. At March 28, 1999 the outstanding options had a weighted average contractual life of 8.47 years. At March 28, 1999, March 29, 1998 and March 30, 1997, there were 96,700, 179,112 and 215,995, respectively, options exercisable at weighted average exercise prices of $6.46, $13.23 and $14.79.

Pro forma information regarding net loss and related per share data is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options, other than those rolled over with the Carleton acquisition, under the fair value method of the statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999, fiscal 1998 and fiscal 1997: risk-free interest rate ranging from 3.63% to 6.72%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of .869, .747 and .722, respectively; and a weighted average expected life of the options of 6 years. The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 was $1.29, $5.50 and $10.55, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is:


                                    Fiscal 1999   Fiscal 1998   Fiscal 1997
                                    ---------------------------------------
          Net loss                     ($9,190)      ($5,465)    ($14,698)
          Net loss per share -
          basic and diluted              (2.75)        (1.80)       (5.20)

Note: The pro forma effect on net loss for the fiscal years is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

The Company has authorized the issuance of up to 60,000 shares of restricted stock and entered into restricted stock agreements with various employees. The agreements call for issuance of the Company's common stock to these employees and provide vesting generally over a five-year period. There was no activity related to restricted stock during fiscal 1999. At March 28, 1999 36,463 shares of restricted stock had been issued to employees. The value of the stock at the time of grant was deferred and amortized over the term of the agreements. Compensation expense of $0, $52 and $67 was recognized in fiscal 1999, 1998 and 1997, respectively, related to these agreements. A total of 23,537 additional shares of restricted stock can be issued by the Company.


9)   OTHER CHARGES

Other charges for fiscal 1999 include the amortization of developed technology and goodwill acquired in connection with the acquisition of the former Carleton Corporation (see Note 4). Other charges for fiscal 1998 include the amount expensed as IPR&D, the amortization of developed technology and goodwill acquired in connection with the acquisition of the former Carleton Corporation (see Note 4) and the write off of capitalized software (see Note 5). Other charges for fiscal 1997 include the write off of capitalized software (see Note
5). Additional items previously included in other charges for fiscal 1997 totaling $10,274 have been included in discontinued operations. These charges were for rent on un-subleased facilities, costs in moving and closing facilities, write-off of property and equipment relating to those facilities, write-off of goodwill and capitalized software and other expenses.


10)  COMMITMENTS AND CONTINGENCIES

The Company has operating leases on its headquarters and operations location in Minnesota through August 2003 and its operations location in Massachusetts through September 2001. Under these leases, the Company is responsible for base rent plus any operating cost escalation. The Company is also a party to several operating leases for which the Company has either assigned its interest to another party or has arrangements with subtenants. These leases provide for a base rent and a sharing in the operating costs. Future minimum lease payments, net of any subleases or assignments, as of March 28, 1999 are:


               Future Minimum
          Fiscal Year    Lease Payments
          -----------    --------------
             2000            $379
             2001             407
             2002             321
             2003             227
             2004              94


Net rent expense charged to continuing operations for property and equipment under operating leases for fiscal 1999, 1998 and 1997 was approximately $360, $305 and $212, respectively.

The Company is involved in various claims and proceedings that, in the opinion of management and counsel, do not involve amounts material to the financial position of the Company.


11)  EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Savings and Investment Plan for its eligible employees. Employees scheduled to work 1,000 hours in the first year may become participants in the before-tax contributions feature of the Plan as of the enrollment date after their date of hire. Employees may become participants in the matching contribution feature of the Plan as of the first payroll period following six months of service.

Employees' contributions can range from 1% to 15% of their compensation. The Company currently matches 25% of the first 4% of employees' contributions. Company contributions totaled $45, $67 and $118 toward 401(k) employer contributions in fiscal years 1999, 1998 and 1997, respectively.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CARLETON CORPORATION

We have audited the accompanying consolidated balance sheets of Carleton Corporation as of March 28, 1999 and March 29, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended March 28, 1999, March 29, 1998 and March 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carleton Corporation at March 28, 1999 and March 29, 1998, and the consolidated results of its operations and its cash flows for the years ended March 28, 1999, March 29, 1998 and March 30, 1997 in conformity with generally accepted accounting principles.

As discussed more fully in Note 4 to the financial statements, the Company has revised the amount allocated to acquired in-process research and development in connection with its 1997 acquisition of the former Carleton Corporation and has restated its 1998 consolidated financial statements accordingly.

As discussed in Note 2 to the financial statements, certain conditions raise substantial doubt concerning the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Ernst & Young LLP

Minneapolis, Minnesota
June 1, 1999

COMPANY REPORT ON FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF CARLETON CORPORATION:

The management of Carleton Corporation has prepared, and is responsible for, all information and representations contained in the financial statements and other sections of this Annual Report. The Company's financial statements have been prepared in conformity with generally accepted accounting principles.

Carleton maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with the proper authorization, that all such transactions are properly recorded and summarized to produce reliable financial records and reports, that assets are safeguarded, and that the accountability for assets is maintained. The Company maintains high standards when selecting, training, and developing personnel, to insure that management's objectives of maintaining strong, effective internal controls and unbiased, uniform reporting standards are attained.

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


Minneapolis, Minnesota
June 1, 1999

SELECTED HISTORICAL FINANCIAL DATA
For the Year Ended March 28, 1999
(Dollars in thousands, except per share amounts)

                                                        For the Fiscal Years Ended
                                                        --------------------------
                                              1999       1998        1997       1996      1995
                                          ----------------------------------------------------
                                                     (restated)
STATEMENTS OF OPERATIONS
      Revenues                            $  5,559   $  3,048   $   2,794   $  6,332   $ 8,298
      Net income (loss) from
         continuing operations              (9,039)    (9,875)     (3,857)       662     2,780
      Net income (loss) per share from
        continuing operations *              (2.71)     (3.25)      (1.40)       .25      1.05
      Net income (loss)                     (8,854)    (5,005)    (14,478)    (7,490)    9,839
      Net income (loss) per share *          (2.65)     (1.65)      (5.15)    (2 .70)     3.70

BALANCE SHEET DATA
      Total assets                          10,781     21,654      31,877     54,689    55,326
      Long-term debt/notes payable             174        602          --         --     8,976
      Shareholders' equity                   7,041     15,857      15,260     29,329    32,967

SELECTED QUARTERLY FINANCIAL DATA
(Dollars in thousands, except per share amounts)
(Unaudited)

The Company believes that all neccessary adjustments have been included to present fairly the selected quarterly information.

                                           First      Second      Third      Fourth     Fiscal
                                          Quarter     Quarter    Quarter     Quarter     Year
                                        -------------------------------------------------------
STATEMENTS OF OPERATIONS
Fiscal 1999
  Revenues                               $   1,322   $  1,012   $   1,401   $  1,824   $  5,559
  Gross Profit                                 539        262         616        873      2,289
  Net loss from continuing operations       (2,298)    (2,656)     (2,149)    (1,936)    (9,039)
  Net loss                                  (2,298)    (2,656)     (1,964)    (1,936)    (8,854)
  Net loss per share*:
   Continuing operations                      (.69)      (.79)       (.64)      (.58)     (2.71)
   Net loss                                   (.69)      (.79)       (.59)      (.58)     (2.65)

Fiscal 1998
  Revenues                               $     279   $    536   $     770   $  1,463   $  3,048
  Gross Profit (loss)                         (160)       118         118        770        846
  Net loss from continuing operations       (1,452)    (1,282)     (4,795)    (2,346)    (9,875)
  Net loss                                    (527)      (979)     (1,255)    (2,244)    (5,005)
  Net loss per share*:
   Continuing operations                      (.50)      (.45)      (1.52)      (.71)     (3.25)
   Net loss                                   (.20)      (.35)       (.40)      (.68)     (1.65)

Note: The third and fourth quarters of fiscal 1998 and the first three quarters of fiscal 1999 have been restated to reflect the adjustment to the purchase price allocation associated with the acquisition of the former Carleton Corporation in October 1997.

*Per share calculations are the same for basic and diluted in 1999 and 1998.

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK

The Company has not declared any cash dividends on its common stock, and the Board of Directors intends to retain all earnings for use in its business for the forseeable future. At March 28, 1999 the Company had 1,251 shareholders of record. The Company's common stock is traded on the Nasdaq National Market under the symbol CARL. The following table sets forth the high and low, end-of-the-day prices for the common stock as reported by the Nasdaq National Market for the period indicated.


                                     High          Low
                                 -------------------------
            Fiscal 1999
               First Quarter     $ 6   23/32   $4   11/16
               Second Quarter      6     1/4    1    1/16
               Third Quarter       2   11/16    1    1/32
               Fourth Quarter      2    3/16    1     1/8

            Fiscal 1998
               First Quarter       9     3/8    5   15/16
               Second Quarter     13     3/4    6     7/8
               Third Quarter      12     1/2    6    3/32
               Fourth Quarter      8     3/4    5     5/8


A copy of the Company's annual report on Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission may be obtained without charge to shareholders upon written request to:

 Investor Relations
 Carleton Corporation
 10729 Bren Road East
 Minnetonka, MN 55343

CARLETON CORPORATION

10729 Bren Road East
Minnetonka, MN 55343
www.carleton.com
1.612.238.4000